Key metrics
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	(2,126)	244	(2,619)	–	(19)	(983)	(2,710)	(64)
Basic earnings/(loss) per share (CHF)	(0.83)	0.10	(1.20)	–	(31)	(0.41)	(1.27)	(68)
Diluted earnings/(loss) per share (CHF)	(0.83)	0.09	(1.20)	–	(31)	(0.41)	(1.27)	(68)
Return on equity attributable to shareholders (%)	(19.5)	2.2	(23.8)	–	–	(2.3)	(6.1)	–
Effective tax rate (%)	–	38.3	(18.8)	–	–	152.9	(19.5)	–
Core Results (CHF million, except where indicated)
Net revenues	5,340	5,227	5,383	2	(1)	21,786	21,594	1
Provision for credit losses	40	40	47	0	(15)	178	141	26
Total operating expenses	4,704	4,209	4,644	12	1	17,680	17,960	(2)
Income before taxes	596	978	692	(39)	(14)	3,928	3,493	12
Cost/income ratio (%)	88.1	80.5	86.3	–	–	81.2	83.2	–
Assets under management and net new assets (CHF billion)
Assets under management	1,376.1	1,344.8	1,251.1	2.3	10.0	1,376.1	1,251.1	10.0
Net new assets	3.1	(1.8)	(6.7)	–	–	37.8	26.8	41.0
Balance sheet statistics (CHF million)
Total assets	796,289	788,690	819,861	1	(3)	796,289	819,861	(3)
Net loans	279,149	275,853	275,976	1	1	279,149	275,976	1
Total shareholders' equity	41,902	43,858	41,897	(4)	0	41,902	41,897	0
Tangible shareholders' equity	36,937	38,924	36,771	(5)	0	36,937	36,771	0
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	13.5	14.0	13.5	–	–	13.5	13.5	–
Look-through CET1 ratio (%)	12.8	13.2	11.5	–	–	12.8	11.5	–
Look-through CET1 leverage ratio (%)	3.8	3.8	3.2	–	–	3.8	3.2	–
Look-through Tier 1 leverage ratio (%)	5.2	5.2	4.4	–	–	5.2	4.4	–
Share information
Shares outstanding (million)	2,550.3	2,555.1	2,089.9	0	22	2,550.3	2,089.9	22
of which common shares issued	2,556.0	2,556.0	2,089.9	0	22	2,556.0	2,089.9	22
of which treasury shares	(5.7)	(0.9)	0.0	–	–	(5.7)	0.0	–
Book value per share (CHF)	16.43	17.17	20.05	(4)	(18)	16.43	20.05	(18)
Tangible book value per share (CHF)	14.48	15.23	17.59	(5)	(18)	14.48	17.59	(18)
Market capitalization (CHF million)	44,475	39,184	30,533	14	46	44,475	30,533	46
Number of employees (full-time equivalents)
Number of employees	46,840	46,720	47,170	0	(1)	46,840	47,170	(1)
See relevant tables for additional information on these metrics.

Credit Suisse
In 4Q17, we recorded a net loss attributable to shareholders of CHF 2,126 million. Diluted loss per share was CHF 0.83 and return on equity attributable to shareholders was (19.5)%. As of the end of 4Q17, our BIS CET1 ratio was 12.8% on a look-through basis.
Results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net interest income	1,565	1,622	1,622	(4)	(4)	6,557	7,562	(13)
Commissions and fees	3,104	2,762	2,941	12	6	11,817	11,092	7
Trading revenues	186	320	258	(42)	(28)	1,317	313	321
Other revenues	334	268	360	25	(7)	1,209	1,356	(11)
Net revenues	5,189	4,972	5,181	4	0	20,900	20,323	3
Provision for credit losses	43	32	75	34	(43)	210	252	(17)
Compensation and benefits	2,526	2,451	2,682	3	(6)	10,177	10,572	(4)
General and administrative expenses	1,977	1,630	4,184	21	(53)	6,835	9,770	(30)
Commission expenses	365	347	394	5	(7)	1,430	1,455	(2)
Restructuring expenses	137	112	49	22	180	455	540	(16)
Total other operating expenses	2,479	2,089	4,627	19	(46)	8,720	11,765	(26)
Total operating expenses	5,005	4,540	7,309	10	(32)	18,897	22,337	(15)
Income/(loss) before taxes	141	400	(2,203)	(65)	–	1,793	(2,266)	–
Income tax expense	2,234	153	414	–	440	2,741	441	–
Net income/(loss)	(2,093)	247	(2,617)	–	(20)	(948)	(2,707)	(65)
Net income attributable to noncontrolling interests	33	3	2	–	–	35	3	–
Net income/(loss) attributable to shareholders	(2,126)	244	(2,619)	–	(19)	(983)	(2,710)	(64)
Statement of operations metrics (%)
Return on regulatory capital	1.2	3.5	(18.6)	–	–	3.9	(4.7)	–
Cost/income ratio	96.5	91.3	141.1	–	–	90.4	109.9	–
Effective tax rate	–	38.3	(18.8)	–	–	152.9	(19.5)	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.83)	0.10	(1.20)	–	(31)	(0.41)	(1.27)	(68)
Diluted earnings/(loss) per share	(0.83)	0.09	(1.20)	–	(31)	(0.41)	(1.27)	(68)
Return on equity (%, annualized)
Return on equity attributable to shareholders	(19.5)	2.2	(23.8)	–	–	(2.3)	(6.1)	–
Return on tangible equity attributable to shareholders [1]	(22.0)	2.5	(26.9)	–	–	(2.6)	(6.9)	–
Balance sheet statistics (CHF million)
Total assets	796,289	788,690	819,861	1	(3)	796,289	819,861	(3)
Risk-weighted assets [2]	271,680	265,012	268,045	3	1	271,680	268,045	1
Leverage exposure [2]	916,525	908,967	950,763	1	(4)	916,525	950,763	(4)
Number of employees (full-time equivalents)
Number of employees	46,840	46,720	47,170	0	(1)	46,840	47,170	(1)

Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

2 Disclosed on a look-through basis.

Results summary
4Q17 results
In 4Q17, Credit Suisse reported a net loss attributable to shareholders of CHF 2,126 million compared to net income attributable to shareholders of CHF 244 million in 3Q17 and a net loss attributable to shareholders of CHF 2,619 million in 4Q16. The 4Q17 results included income tax expenses of CHF 2,234 million, mainly reflecting the re-assessment of deferred tax assets with an associated tax charge of CHF 2.3 billion, primarily resulting from a reduction in the US federal corporate tax rate following the enactment of the Tax Cuts and Jobs Act in the US during 4Q17. The 4Q16 results included net litigation provisions of CHF 2,470 million, primarily relating to the settlements with the US Department of Justice (DOJ) and the National Credit Union Administration Board (NCUA) regarding our legacy residential mortgage-backed securities (RMBS) business. In 4Q17, Credit Suisse reported income before taxes of CHF 141 million and adjusted income before taxes of CHF 569 million.
2017 results
In 2017, Credit Suisse reported a net loss attributable to shareholders of CHF 983 million compared to a net loss attributable to shareholders of CHF 2,710 million in 2016. The 2017 results included income tax expenses of CHF 2,741 million, mainly reflecting the re-assessment of deferred taxes resulting from the US tax reform. The 2016 results included net litigation provisions of CHF 2,986 million, primarily relating to the RMBS settlements. In 2017, Credit Suisse reported income before taxes of CHF 1,793 million and adjusted income before taxes of CHF 2,762 million.
Results
Net revenues
In 4Q17, we reported net revenues of CHF 5,189 million, which increased 4% compared to 3Q17, primarily reflecting higher net revenues in Investment Banking & Capital Markets and International Wealth Management and decreased negative net revenues in the Strategic Resolution Unit, partially offset by lower net revenues in Global Markets. The increase in Investment Banking & Capital Markets was due to higher revenues from equity underwriting, advisory and other fees and debt underwriting. The increase in International Wealth Management was primarily due to significantly higher transaction- and performance-based revenues, slightly higher recurring commissions and fees and higher net interest income. The decrease in negative net revenues in the Strategic Resolution Unit was primarily driven by exit-related gains from the sale and restructuring of loan portfolios and real estate exposures, partially offset by higher negative valuation adjustments. The decrease in Global Markets reflected subdued volatility which negatively impacted trading revenue, but positively impacted underwriting activity.
Net revenues were stable compared to 4Q16, primarily reflecting increased net revenues in International Wealth Management and the Corporate Center and a decrease in negative net revenues in the Strategic Resolution Unit, offset by lower net revenues in Global Markets and Swiss Universal Bank. The increase in International Wealth Management was driven by significantly higher transaction- and performance-based revenues, higher recurring commissions and fees and higher net interest income. The increase in the Corporate Center primarily reflected movements in treasury results. The decrease in negative net revenues in the Strategic Resolution Unit was driven by lower overall funding costs and exit-related gains from the sale and restructuring of loan portfolios, partially offset by a reduction in fee-based revenues as a result of accelerated business exits and negative valuation adjustments in 4Q17. The decrease in Global Markets was due to more favorable trading conditions in 4Q16, including higher volume and volatility, following the US presidential elections, and lower trading revenues, partially offset by improved underwriting activity. The decrease in Swiss Universal Bank was mainly due to lower transaction-based revenues, gains on the sale of real estate in 4Q16 and slightly lower net interest income and recurring commissions and fees.

Provision for credit losses
Provision for credit losses in 4Q17 was CHF 43 million, primarily related to net provisions of CHF 15 million in Swiss Universal Bank, CHF 14 million in International Wealth Management, CHF 8 million in Global Markets and CHF 7 million in Asia Pacific.
Litigation matters
In November 2017, Credit Suisse reached a settlement with the New York State Department of Financial Services (DFS), resulting in a pre-tax charge of USD 135 million. The agreement with the DFS settles claims relating to certain areas of Credit Suisse’s voice and electronic foreign exchange trading business between 2008 and 2015.
Credit Suisse has been responding to requests from certain governmental and regulatory authorities, including the DOJ and the US Securities and Exchange Commission (SEC), regarding Credit Suisse’s hiring practices in the Asia Pacific region and, in particular, whether Credit Suisse hired referrals from government agencies and other state-owned entities in exchange for investment banking business and/or regulatory approvals, in potential violation of the US Foreign Corrupt Practices Act and related civil statutes. Credit Suisse is cooperating with the authorities on this matter.
Total operating expenses
We reported total operating expenses of CHF 5,005 million in 4Q17, an increase of 10% compared to 3Q17, reflecting a 21% increase in general and administrative expenses, mainly relating to higher professional services fees and litigation provisions, a 3% increase in compensation and benefits and a 22% increase in restructuring expenses. In 4Q17, we incurred CHF 137 million of restructuring expenses in connection with the implementation of our strategy, of which CHF 65 million were compensation and benefits-related expenses.
Total operating expenses decreased 32% compared to 4Q16, primarily reflecting a 53% decrease in general and administrative expenses, mainly relating to lower litigation provisions, and a 6% decrease in compensation and benefits, partially offset by a 180% increase in restructuring expenses.
Income tax expense
Income tax expense of CHF 2,234 million in 4Q17 mainly reflected the re-assessment of deferred tax assets, with an associated tax charge of CHF 2.3 billion primarily resulting from the US tax reform, the non-deductible penalty relating to the settlement with the DFS regarding the foreign exchange business and the impact from recognizing tax contingency accruals, partially offset by the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 2,104 million to CHF 5,128 million during 4Q17, mainly driven by the re-assessment of deferred taxes, partially offset by earnings and a foreign exchange impact. Deferred tax assets on net operating losses decreased CHF 453 million to CHF 2,213 million during 4Q17.
US tax reform – Tax Cuts and Jobs Act
The US tax reform enacted on December 22, 2017 resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The US tax reform required a re-assessment of our deferred tax assets, which resulted in a tax charge recorded in 4Q17, primarily related to our US deferred tax assets. The impact of the US tax reform on our look-through common equity tier 1 (CET1) ratio in 4Q17 was minimal.
The reform also introduced the base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. It is broadly levied on tax deductions created by certain payments, e.g. for interest and services, to affiliated group companies outside the US, in the case where the calculated tax based on a modified taxable income exceeds the amount of ordinary federal corporate income taxes paid. The tax rates applicable for banks are 6% for 2018, 11% for 2019 until 2025 and 13.5% from 2026 onward. On the basis of the current analysis of the BEAT alternative tax regime, we regard it as more likely than not that the Group will not be subject to this regime in 2018. However, there are significant uncertainties in the application of BEAT and this interpretation will be subject to review once further guidance has been issued by the US Department of Treasury.
Capital distribution proposal
Our Board of Directors will propose to the shareholders at the Annual General Meeting (AGM) on April 27, 2018 a distribution of CHF 0.25 per share out of capital contribution reserves for the financial year 2017. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash.
Board of directors
The Board of Directors of Credit Suisse Group AG is proposing Michael Klein and Ana Paula Pessoa for election as new non-executive members of the Board of Directors at the 2018 AGM. Richard E. Thornburgh, upon reaching the relevant tenure limit, will not stand for re-election. All other members of the Board of Directors will stand for re-election for a further term of office of one year.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
4Q17 (CHF million)
Net revenues	1,318	1,364	885	1,163	565	45	5,340	(151)	5,189
Provision for credit losses	15	14	7	8	(1)	(3)	40	3	43
Compensation and benefits	453	561	394	645	324	84	2,461	65	2,526
Total other operating expenses	417	449	308	705	135	229	2,243	236	2,479
of which general and administrative expenses	352	371	217	490	119	219	1,768	209	1,977
of which restructuring expenses	(2)	11	23	71	14	2	119	18	137
Total operating expenses	870	1,010	702	1,350	459	313	4,704	301	5,005
Income/(loss) before taxes	433	340	176	(195)	107	(265)	596	(455)	141
Return on regulatory capital (%)	13.5	25.2	13.3	(5.5)	15.0	–	5.6	–	1.2
Cost/income ratio (%)	66.0	74.0	79.3	116.1	81.2	–	88.1	–	96.5
Total assets	228,857	94,753	96,497	242,159	20,803	67,591	750,660	45,629	796,289
Goodwill	610	1,544	1,496	459	633	0	4,742	0	4,742
Risk-weighted assets [1]	65,572	38,256	31,474	58,858	20,058	23,849	238,067	33,613	271,680
Leverage exposure [1]	257,054	99,267	105,585	283,809	43,842	67,034	856,591	59,934	916,525
3Q17 (CHF million)
Net revenues	1,319	1,262	890	1,262	457	37	5,227	(255)	4,972
Provision for credit losses	14	3	5	6	12	0	40	(8)	32
Compensation and benefits	462	543	397	568	293	103	2,366	85	2,451
Total other operating expenses	417	361	270	617	117	61	1,843	246	2,089
of which general and administrative expenses	340	285	195	451	99	44	1,414	216	1,630
of which restructuring expenses	13	16	10	27	16	9	91	21	112
Total operating expenses	879	904	667	1,185	410	164	4,209	331	4,540
Income/(loss) before taxes	426	355	218	71	35	(127)	978	(578)	400
Return on regulatory capital (%)	13.2	26.9	16.8	2.0	5.2	–	9.3	–	3.5
Cost/income ratio (%)	66.6	71.6	74.9	93.9	89.7	–	80.5	–	91.3
Total assets	228,647	88,692	95,919	239,910	20,477	65,636	739,281	49,409	788,690
Goodwill	606	1,540	1,485	456	628	0	4,715	0	4,715
Risk-weighted assets [1]	64,519	37,217	31,237	55,993	19,486	20,718	229,170	35,842	265,012
Leverage exposure [1]	256,207	93,455	106,128	281,531	42,794	63,467	843,582	65,385	908,967
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Compensation and benefits	497	565	429	634	329	122	2,576	106	2,682
Total other operating expenses	486	397	319	630	96	140	2,068	2,559	4,627
of which general and administrative expenses	416	318	219	475	101	101	1,630	2,554	4,184
of which restructuring expenses	(3)	16	19	15	(6)	7	48	1	49
Total operating expenses	983	962	748	1,264	425	262	4,644	2,665	7,309
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,895)	(2,203)
Return on regulatory capital (%)	12.2	27.0	7.6	0.3	22.9	–	6.6	–	(18.6)
Cost/income ratio (%)	70.3	74.1	86.8	99.9	74.0	–	86.3	–	141.1
Total assets	228,363	91,083	97,221	239,700	20,784	62,413	739,564	80,297	819,861
Goodwill	623	1,612	1,546	476	656	0	4,913	0	4,913
Risk-weighted assets [1]	65,669	35,252	34,605	51,713	18,027	17,338	222,604	45,441	268,045
Leverage exposure [1]	252,889	94,092	108,926	284,143	45,571	59,374	844,995	105,768	950,763
1 Disclosed on a look-through basis.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
Provision for credit losses	75	27	15	31	30	0	178	32	210
Compensation and benefits	1,833	2,216	1,602	2,532	1,268	394	9,845	332	10,177
Total other operating expenses	1,723	1,517	1,158	2,538	472	427	7,835	885	8,720
of which general and administrative expenses	1,375	1,203	831	1,839	423	368	6,039	796	6,835
of which restructuring expenses	59	70	63	150	42	14	398	57	455
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Return on regulatory capital (%)	13.7	25.8	13.8	3.2	13.7	–	9.3	–	3.9
Cost/income ratio (%)	65.9	73.0	78.8	91.3	81.3	–	81.2	–	90.4
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Compensation and benefits	1,937	2,119	1,665	2,725	1,237	277	9,960	612	10,572
Total other operating expenses	1,718	1,438	1,181	2,727	454	482	8,000	3,765	11,765
of which general and administrative expenses	1,375	1,145	836	2,001	424	399	6,180	3,590	9,770
of which restructuring expenses	60	54	53	217	28	7	419	121	540
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Return on regulatory capital (%)	16.5	23.3	13.7	0.4	10.7	–	8.5	–	(4.7)
Cost/income ratio (%)	63.5	75.7	79.1	99.2	85.8	–	83.2	–	109.9
Regulatory capital
As of the end of 4Q17, our Bank for International Settlements (BIS) CET1 ratio was 12.8% and our risk-weighted assets were CHF 271.7 billion, both on a look-through basis.
Following discussions with the Swiss Financial Market Supervisory Authority FINMA (FINMA) during 2017, Credit Suisse updated its loss history and implemented a revised methodology for the measurement of its risk-weighted assets relating to operational risk, primarily in respect of its RMBS settlements. As a consequence of the application of this revised methodology to the RMBS settlements with the NCUA and Massachusetts Mutual Life Insurance Company, risk-weighted assets relating to operational risk increased by CHF 3.8 billion in 4Q17. Separately, Credit Suisse has approached FINMA with a request to review the appropriateness of the level of the risk-weighted assets relating to operational risk in the Strategic Resolution Unit given the progress in exiting businesses and reducing the size of the division over the last two years, with the aim of aligning reductions to the accelerated closure of the Strategic Resolution Unit by the end of 2018. This is still under discussion with FINMA.
Separate to the above, we expect additional regulatory changes from FINMA, mainly in respect of credit multipliers, to result in additional risk-weighted assets of approximately CHF 8 billion in 2018, of which we expect approximately CHF 2 billion will be added in 1Q18.
Core Results
4Q17 results
In 4Q17, Core Results net revenues of CHF 5,340 million increased 2% compared to 3Q17, primarily reflecting higher net revenues in Investment Banking & Capital Markets and International Wealth Management, partially offset by lower net revenues in Global Markets. Provision for credit losses was CHF 40 million, primarily related to a net provision for credit losses of CHF 15 million in Swiss Universal Bank, CHF 14 million in International Wealth Management, CHF 8 million in Global Markets and CHF 7 million in Asia Pacific. Total operating expenses of CHF 4,704 million increased 12% compared to 3Q17, mainly reflecting a 25% increase in general and administrative expenses and a 4% increase in compensation and benefits. The increase in general and administrative expenses primarily related to the Corporate Center and International Wealth Management. The increase in compensation and benefits primarily related to Global Markets and Investment Banking & Capital Markets.

Core Results net revenues were stable compared to 4Q16, primarily reflecting lower net revenues in Global Markets and Swiss Universal Bank, offset by an increase in net revenues in International Wealth Management and the Corporate Center. Total operating expenses were stable compared to 4Q16, primarily reflecting an 8% increase in general and administrative expenses and a 148% increase in restructuring expenses, partially offset by a 4% decrease in compensation and benefits. The increase in general and administrative expenses primarily related to the Corporate Center and International Wealth Management, partially offset by a decrease in Swiss Universal Bank. Compared to 4Q16, restructuring expenses of CHF 119 million increased significantly, primarily in Global Markets and Investment Banking & Capital Markets. The decrease in compensation and benefits primarily related to Swiss Universal Bank and Asia Pacific.
2017 results
In 2017, Core Results reported income before taxes of CHF 3,928 million, an increase of 12% compared to 2016, primarily due to stable net revenues, lower general and administrative expenses and lower compensation and benefits, offset by a higher provision for credit losses. The stable net revenues in 2017 were mainly related to higher net revenues in International Wealth Management and Investment Banking & Capital Markets, offset by lower net revenues in Swiss Universal Bank and Asia Pacific. The lower general and administrative expenses were primarily related to Global Markets. The lower compensation and benefits were mainly due to decreases in compensation and benefits in Global Markets, Swiss Universal Bank and Asia Pacific, partially offset by higher compensation and benefits in the Corporate Center and International Wealth Management. The higher provision for credit losses was mainly related to Global Markets.
Financial targets and objectives
At the Investor Day on November 30, 2017, we confirmed or updated our financial targets for the Group and the divisions. We also communicated new financial objectives for the Group for 2019 and 2020.
As indicated, many of our references to ambitions, objectives and targets for revenues, operating expenses, income/(loss) before taxes and return on regulatory capital are on an adjusted basis. These adjusted numbers and return on tangible equity attributable to shareholders are non-GAAP financial measures. Adjusted results exclude goodwill impairment, major litigation charges, restructuring expenses and gains, losses and expenses from business or real estate sales. The operating cost base on an adjusted basis and our cost savings program are measured using adjusted total operating expenses at constant foreign exchange rates since 2015 and also include adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments related volatility and for foreign exchange. Return on tangible equity attributable to shareholders is based on tangible shareholders’ equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders’ equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. A reconciliation of these ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts, as the items of exclusion are unavailable on a prospective basis.
Financial targets:
– reduce our operating cost base on an adjusted basis to below CHF 17.0 billion by year-end 2018;
– increase our cumulative net cost savings on an adjusted basis to more than CHF 4.2 billion by year-end 2018;
– maintain a look-through CET1 ratio of greater than 12.5% in 2018;
– achieve a look-through CET1 leverage ratio of greater than 3.5% and a look-through tier 1 leverage ratio of greater than 5.0% in 2018;
– achieve adjusted income before taxes for Swiss Universal Bank of CHF 2.3 billion in 2018;
– achieve adjusted income before taxes for International Wealth Management of CHF 1.8 billion in 2018;
– achieve adjusted income before taxes for Asia Pacific Wealth Management & Connected of CHF 0.85 billion in 2018 and an adjusted return on regulatory capital for Asia Pacific Markets of 10-15% for full-year 2019;
– achieve adjusted return on regulatory capital for Investment Banking & Capital Markets of 15-20% for full-year 2018;
– achieve adjusted return on regulatory capital for Global Markets of 10-15% for full-year 2018 while operating within a risk-weighted assets threshold of USD 60 billion and a leverage exposure threshold of USD 290 billion; and
– reduce adjusted loss before taxes for the Strategic Resolution Unit to approximately USD 1.4 billion in 2018, reduce risk-weighted assets (excluding operational risk) to USD 11 billion and reduce leverage exposure to USD 40 billion by year-end 2018; reduce adjusted loss before taxes to approximately USD 0.5 billion in 2019.
Financial objectives for 2019 and 2020:
– intend to increase our return on tangible equity attributable to shareholders to 10-11% by 2019 and 11-12% by 2020;
– intend to operate at an annual cost base on an adjusted basis of CHF 16.5–17.0 billion in 2019 and 2020, subject to market conditions and investment opportunities within this range;
– intend to operate at a look-through CET1 ratio of greater than 12.5% for 2019 and 2020, before the implementation of the Basel III reforms beginning in 2020; and
– plan to distribute 50% of net income earned cumulatively in 2019 and 2020 to shareholders primarily through share buybacks or special dividends.

Reconciliation of adjusted results
Adjusted results referred to in this earnings release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
4Q17 (CHF million)
Net revenues	1,318	1,364	885	1,163	565	45	5,340	(151)	5,189
(Gains)/losses on business sales	0	28	0	0	0	0	28	0	28
Net revenues adjusted	1,318	1,392	885	1,163	565	45	5,368	(151)	5,217
Provision for credit losses	15	14	7	8	(1)	(3)	40	3	43
Total operating expenses	870	1,010	702	1,350	459	313	4,704	301	5,005
Restructuring expenses	2	(11)	(23)	(71)	(14)	(2)	(119)	(18)	(137)
Major litigation provisions	(7)	(31)	0	0	0	(127)	(165)	(90)	(255)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	865	968	679	1,271	445	184	4,412	193	4,605
Income/(loss) before taxes	433	340	176	(195)	107	(265)	596	(455)	141
Total adjustments	5	70	23	79	14	129	320	108	428
Adjusted income/(loss) before taxes	438	410	199	(116)	121	(136)	916	(347)	569
Adjusted return on regulatory capital (%)	13.7	30.5	15.0	(3.3)	16.9	–	8.6	–	5.0
3Q17 (CHF million)
Net revenues	1,319	1,262	890	1,262	457	37	5,227	(255)	4,972
Provision for credit losses	14	3	5	6	12	0	40	(8)	32
Total operating expenses	879	904	667	1,185	410	164	4,209	331	4,540
Restructuring expenses	(13)	(16)	(10)	(27)	(16)	(9)	(91)	(21)	(112)
Major litigation provisions	(9)	(11)	0	0	0	0	(20)	(88)	(108)
Total operating expenses adjusted	857	877	657	1,158	394	155	4,098	222	4,320
Income/(loss) before taxes	426	355	218	71	35	(127)	978	(578)	400
Total adjustments	22	27	10	27	16	9	111	109	220
Adjusted income/(loss) before taxes	448	382	228	98	51	(118)	1,089	(469)	620
Adjusted return on regulatory capital (%)	13.9	28.9	17.6	2.8	7.6	–	10.4	–	5.5
4Q16 (CHF million)
Net revenues	1,399	1,299	862	1,265	574	(16)	5,383	(202)	5,181
Real estate gains	(20)	(54)	0	0	0	0	(74)	(4)	(78)
(Gains)/losses on business sales	0	0	0	0	0	0	0	2	2
Net revenues adjusted	1,379	1,245	862	1,265	574	(16)	5,309	(204)	5,105
Provision for credit losses	34	6	11	(4)	0	0	47	28	75
Total operating expenses	983	962	748	1,264	425	262	4,644	2,665	7,309
Restructuring expenses	3	(16)	(19)	(15)	6	(7)	(48)	(1)	(49)
Major litigation provisions	(19)	(7)	0	0	0	0	(26)	(2,375)	(2,401)
Total operating expenses adjusted	967	939	729	1,249	431	255	4,570	289	4,859
Income/(loss) before taxes	382	331	103	5	149	(278)	692	(2,895)	(2,203)
Total adjustments	(4)	(31)	19	15	(6)	7	0	2,374	2,374
Adjusted income/(loss) before taxes	378	300	122	20	143	(271)	692	(521)	171
Adjusted return on regulatory capital (%)	12.1	24.4	9.0	0.7	22.0	–	6.6	–	1.4
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Strategic Resolution Unit	Credit Suisse
2017 (CHF million)
Net revenues	5,396	5,111	3,504	5,551	2,139	85	21,786	(886)	20,900
(Gains)/losses on business sales	0	28	0	0	0	23	51	(38)	13
Net revenues adjusted	5,396	5,139	3,504	5,551	2,139	108	21,837	(924)	20,913
Provision for credit losses	75	27	15	31	30	0	178	32	210
Total operating expenses	3,556	3,733	2,760	5,070	1,740	821	17,680	1,217	18,897
Restructuring expenses	(59)	(70)	(63)	(150)	(42)	(14)	(398)	(57)	(455)
Major litigation provisions	(49)	(48)	0	0	0	(127)	(224)	(269)	(493)
Expenses related to business sales	0	0	0	(8)	0	0	(8)	0	(8)
Total operating expenses adjusted	3,448	3,615	2,697	4,912	1,698	680	17,050	891	17,941
Income/(loss) before taxes	1,765	1,351	729	450	369	(736)	3,928	(2,135)	1,793
Total adjustments	108	146	63	158	42	164	681	288	969
Adjusted income/(loss) before taxes	1,873	1,497	792	608	411	(572)	4,609	(1,847)	2,762
Adjusted return on regulatory capital (%)	14.6	28.6	15.0	4.3	15.2	–	10.9	–	6.0
2016 (CHF million)
Net revenues	5,759	4,698	3,597	5,497	1,972	71	21,594	(1,271)	20,323
Real estate gains	(366)	(54)	0	0	0	0	(420)	(4)	(424)
(Gains)/losses on business sales	0	0	0	0	0	52	52	6	58
Net revenues adjusted	5,393	4,644	3,597	5,497	1,972	123	21,226	(1,269)	19,957
Provision for credit losses	79	20	26	(3)	20	(1)	141	111	252
Total operating expenses	3,655	3,557	2,846	5,452	1,691	759	17,960	4,377	22,337
Restructuring expenses	(60)	(54)	(53)	(217)	(28)	(7)	(419)	(121)	(540)
Major litigation provisions	(19)	12	0	(7)	0	0	(14)	(2,693)	(2,707)
Total operating expenses adjusted	3,576	3,515	2,793	5,228	1,663	752	17,527	1,563	19,090
Income/(loss) before taxes	2,025	1,121	725	48	261	(687)	3,493	(5,759)	(2,266)
Total adjustments	(287)	(12)	53	224	28	59	65	2,816	2,881
Adjusted income/(loss) before taxes	1,738	1,109	778	272	289	(628)	3,558	(2,943)	615
Adjusted return on regulatory capital (%)	14.2	23.1	14.8	2.0	11.9	–	8.6	–	1.3
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Swiss Universal Bank
In 4Q17, we reported income before taxes of CHF 433 million and net revenues of CHF 1,318 million. Income before taxes was slightly higher compared to 3Q17 and 13% higher compared to 4Q16. For 2017, we reported income before taxes of CHF 1,765 million and net revenues of CHF 5,396 million.
results summary
4Q17 results
In 4Q17, we reported income before taxes of CHF 433 million and net revenues of CHF 1,318 million. Compared to 3Q17, net revenues were stable, with higher recurring commissions and fees offset by lower transaction-based revenues. Provision for credit losses was CHF 15 million compared to CHF 14 million in 3Q17. Total operating expenses were stable compared to 3Q17, primarily reflecting lower restructuring expenses offset by higher general and administrative expenses.
Compared to 4Q16, net revenues were 6% lower, mainly due to lower transaction-based revenues, gains on the sale of real estate in 4Q16 and slightly lower net interest income and recurring commissions and fees. Provision for credit losses was CHF 15 million compared to CHF 34 million in 4Q16. Total operating expenses were 11% lower compared to 4Q16, primarily reflecting lower general and administrative expenses and lower compensation and benefits.
Adjusted income before taxes of CHF 438 million was slightly lower and 16% higher compared to 3Q17 and 4Q16, respectively.
2017 results
In 2017, we reported income before taxes of CHF 1,765 million and net revenues of CHF 5,396 million. Compared to 2016, net revenues were 6% lower, mainly due to gains on the sale of real estate in 2016 of CHF 366 million reflected in other revenues. All other revenue categories were stable. Provision for credit losses was CHF 75 million in 2017 on a net loan portfolio of CHF 165.0 billion. Total operating expenses decreased slightly, primarily driven by lower compensation and benefits reflecting lower salary expenses and lower pension expenses. General and administrative expenses were stable.
Adjusted income before taxes of CHF 1,873 million was 8% higher compared to 2016.
Capital and leverage metrics
As of the end of 4Q17, we reported risk-weighted assets of CHF 65.6 billion, slightly higher compared to the end of 3Q17, due to an increase from methodology and policy changes reflecting the phase-in of the Swiss mortgage multipliers and business growth. Leverage exposure of CHF 257.1 billion was stable compared to the end of 3Q17.
Divisional results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	1,318	1,319	1,399	0	(6)	5,396	5,759	(6)
Provision for credit losses	15	14	34	7	(56)	75	79	(5)
Compensation and benefits	453	462	497	(2)	(9)	1,833	1,937	(5)
General and administrative expenses	352	340	416	4	(15)	1,375	1,375	0
Commission expenses	67	64	73	5	(8)	289	283	2
Restructuring expenses	(2)	13	(3)	–	(33)	59	60	(2)
Total other operating expenses	417	417	486	0	(14)	1,723	1,718	0
Total operating expenses	870	879	983	(1)	(11)	3,556	3,655	(3)
Income before taxes	433	426	382	2	13	1,765	2,025	(13)
Statement of operations metrics (%)
Return on regulatory capital	13.5	13.2	12.2	–	–	13.7	16.5	–
Cost/income ratio	66.0	66.6	70.3	–	–	65.9	63.5	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,370	5,464	5,763	(2)	(7)	5,566	5,564	–
Pre-tax return on average economic risk capital (%)	32.3	31.1	26.5	–	–	31.7	36.4	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,600	12,600	13,140	0	(4)	12,600	13,140	(4)
Number of relationship managers	1,840	1,850	1,970	(1)	(7)	1,840	1,970	(7)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Net revenue detail (CHF million)
Private Clients	726	727	749	0	(3)	2,897	3,258	(11)
Corporate & Institutional Clients	592	592	650	0	(9)	2,499	2,501	0
Net revenues	1,318	1,319	1,399	0	(6)	5,396	5,759	(6)
Net revenue detail (CHF million)
Net interest income	729	724	745	1	(2)	2,896	2,884	0
Recurring commissions and fees	367	354	378	4	(3)	1,446	1,446	0
Transaction-based revenues	235	262	270	(10)	(13)	1,107	1,112	0
Other revenues	(13)	(21)	6	(38)	–	(53)	317	–
Net revenues	1,318	1,319	1,399	0	(6)	5,396	5,759	(6)
Provision for credit losses (CHF million)
New provisions	32	36	46	(11)	(30)	158	150	5
Releases of provisions	(17)	(22)	(12)	(23)	42	(83)	(71)	17
Provision for credit losses	15	14	34	7	(56)	75	79	(5)
Balance sheet statistics (CHF million)
Total assets	228,857	228,647	228,363	0	0	228,857	228,363	0
Net loans	165,041	165,221	165,685	0	0	165,041	165,685	0
of which Private Clients	111,222	110,729	109,554	0	2	111,222	109,554	2
Risk-weighted assets	65,572	64,519	65,669	2	0	65,572	65,669	0
Leverage exposure	257,054	256,207	252,889	0	2	257,054	252,889	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Adjusted results (CHF million)
Net revenues	726	727	749	592	592	650	1,318	1,319	1,399
Real estate gains	0	0	(20)	0	0	0	0	0	(20)
Adjusted net revenues	726	727	729	592	592	650	1,318	1,319	1,379
Provision for credit losses	10	9	10	5	5	24	15	14	34
Total operating expenses	504	512	566	366	367	417	870	879	983
Restructuring expenses	1	(9)	3	1	(4)	0	2	(13)	3
Major litigation provisions	(2)	(2)	0	(5)	(7)	(19)	(7)	(9)	(19)
Adjusted total operating expenses	503	501	569	362	356	398	865	857	967
Income before taxes	212	206	173	221	220	209	433	426	382
Total adjustments	1	11	(23)	4	11	19	5	22	(4)
Adjusted income before taxes	213	217	150	225	231	228	438	448	378
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	13.7	13.9	12.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2017	2016	2017	2016	2017	2016
Adjusted results (CHF million)
Net revenues	2,897	3,258	2,499	2,501	5,396	5,759
Real estate gains	0	(366)	0	0	0	(366)
Adjusted net revenues	2,897	2,892	2,499	2,501	5,396	5,393
Provision for credit losses	42	39	33	40	75	79
Total operating expenses	2,054	2,124	1,502	1,531	3,556	3,655
Restructuring expenses	(53)	(51)	(6)	(9)	(59)	(60)
Major litigation provisions	(6)	0	(43)	(19)	(49)	(19)
Adjusted total operating expenses	1,995	2,073	1,453	1,503	3,448	3,576
Income before taxes	801	1,095	964	930	1,765	2,025
Total adjustments	59	(315)	49	28	108	(287)
Adjusted income before taxes	860	780	1,013	958	1,873	1,738
Adjusted return on regulatory capital (%)	–	–	–	–	14.6	14.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private clients
Results
In 4Q17, income before taxes of CHF 212 million was slightly higher compared to 3Q17, with slightly lower total operating expenses and stable net revenues. Compared to 4Q16, income before taxes increased 23%, reflecting lower total operating expenses, partially offset by slightly lower net revenues. Adjusted income before taxes of CHF 213 million was slightly lower compared to 3Q17 and increased 42% compared to 4Q16.
Net revenues
Compared to 3Q17, net revenues of CHF 726 million were stable with lower transaction-based revenues, offset by slightly higher net interest income. Transaction-based revenues of CHF 89 million were 12% lower, primarily due to decreased client activity and lower corporate advisory fees. Net interest income of CHF 428 million was slightly higher with stable loan margins and slightly higher deposit margins on stable average loan and deposit volumes. Recurring commissions and fees of CHF 208 million were stable.
Compared to 4Q16, net revenues were slightly lower driven by the gains on the sale of real estate of CHF 20 million in 4Q16 reflected in other revenues, lower recurring commissions and fees and lower transaction-based revenues, partially offset by slightly higher net interest income. Recurring commissions and fees decreased 4%, primarily due to lower discretionary mandate management fees, partially offset by higher investment product management fees. Transaction-based revenues were 4% lower, mainly reflecting lower revenues from International Trading Solutions (ITS), partially offset by increased client activity. Net interest income was slightly higher with slightly higher loan margins on stable average loan volumes and slightly higher deposit margins on higher average deposit volumes. Adjusted net revenues of CHF 726 million were stable compared to 4Q16.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 4Q17, Private Clients recorded provision for credit losses of CHF 10 million compared to CHF 9 million in 3Q17 and CHF 10 million in 4Q16. The provisions were primarily related to our consumer finance business.

Results - Private Clients
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	726	727	749	0	(3)	2,897	3,258	(11)
Provision for credit losses	10	9	10	11	0	42	39	8
Compensation and benefits	253	252	286	0	(12)	1,000	1,116	(10)
General and administrative expenses	222	222	250	0	(11)	860	845	2
Commission expenses	30	29	33	3	(9)	141	112	26
Restructuring expenses	(1)	9	(3)	–	(67)	53	51	4
Total other operating expenses	251	260	280	(3)	(10)	1,054	1,008	5
Total operating expenses	504	512	566	(2)	(11)	2,054	2,124	(3)
Income before taxes	212	206	173	3	23	801	1,095	(27)
Statement of operations metrics (%)
Cost/income ratio	69.4	70.4	75.6	–	–	70.9	65.2	–
Net revenue detail (CHF million)
Net interest income	428	421	421	2	2	1,670	1,661	1
Recurring commissions and fees	208	205	216	1	(4)	812	820	(1)
Transaction-based revenues	89	101	93	(12)	(4)	413	410	1
Other revenues	1	0	19	–	(95)	2	367	(99)
Net revenues	726	727	749	0	(3)	2,897	3,258	(11)
Margins on assets under management (annualized) (bp)
Gross margin [1]	140	142	156	–	–	143	171	–
Net margin [2]	41	40	36	–	–	40	58	–
Number of relationship managers
Number of relationship managers	1,300	1,300	1,430	0	(9)	1,300	1,430	(9)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 3Q17, total operating expenses of CHF 504 million were slightly lower mainly reflecting lower restructuring expenses. Compensation and benefits of CHF 253 million were stable with higher allocated corporate function costs, offset by lower discretionary compensation expenses, lower pension expenses and decreased salary expenses. General and administrative expenses of CHF 222 million were stable across all expense categories. Adjusted total operating expenses of CHF 503 million were stable compared to 3Q17.
Compared to 4Q16, total operating expenses decreased 11%, reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits were 12% lower, primarily reflecting lower salary expenses, lower discretionary compensation expenses and decreased pension expenses. General and administrative expenses were 11% lower, primarily due to lower allocated corporate function costs, lower professional and contractor services fees and decreased occupancy expenses. Adjusted total operating expenses decreased 12% compared to 4Q16.
margins
Gross margin
Our gross margin was 140 basis points in 4Q17, two basis points lower compared to 3Q17, mainly driven by 1.9% higher average assets under management on stable net revenues. Compared to 4Q16, our gross margin was 16 basis points lower, mainly reflecting an 8.5% increase in average assets under management and the gains on the sale of real estate in 4Q16. On the basis of adjusted net revenues, our gross margin was 12 basis points lower compared to 4Q16.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 41 basis points in 4Q17, one basis point higher compared to 3Q17, reflecting slightly lower total operating expenses and stable net revenues on 1.9% higher average assets under management. Compared to 4Q16, our net margin was five basis points higher, primarily due to lower total operating expenses on 8.5% higher average assets under management. On the basis of adjusted income before taxes, our net margin was two basis points lower compared to 3Q17 and ten basis points higher compared to 4Q16.

Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Assets under management (CHF billion)
Assets under management	208.3	206.1	192.2	1.1	8.4	208.3	192.2	8.4
Average assets under management	208.0	204.2	191.7	1.9	8.5	202.2	190.0	6.4
Assets under management by currency (CHF billion)
USD	30.5	30.1	28.7	1.3	6.3	30.5	28.7	6.3
EUR	22.9	21.9	19.0	4.6	20.5	22.9	19.0	20.5
CHF	145.0	144.2	136.7	0.6	6.1	145.0	136.7	6.1
Other	9.9	9.9	7.8	0.0	26.9	9.9	7.8	26.9
Assets under management	208.3	206.1	192.2	1.1	8.4	208.3	192.2	8.4
Growth in assets under management (CHF billion)
Net new assets	0.0	1.0	(1.8)	–	–	4.7	0.1	–
Other effects	2.2	3.6	1.4	–	–	11.4	2.3	–
of which market movements	2.5	2.2	0.4	–	–	12.4	2.1	–
of which foreign exchange	0.8	1.7	1.2	–	–	0.8	0.3	–
of which other	(1.1)	(0.3)	(0.2)	–	–	(1.8)	(0.1)	–
Growth in assets under management	2.2	4.6	(0.4)	–	–	16.1	2.4	–
Growth in assets under management (annualized) (%)
Net new assets	0.0	2.0	(3.7)	–	–	2.4	0.1	–
Other effects	4.3	7.1	2.9	–	–	6.0	1.2	–
Growth in assets under management (annualized)	4.3	9.1	(0.8)	–	–	8.4	1.3	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.4	1.5	0.1	–	–	–	–	–
Other effects	6.0	5.5	1.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	8.4	7.0	1.3	–	–	–	–	–
Assets under management
As of the end of 4Q17, assets under management of CHF 208.3 billion were CHF 2.2 billion higher compared to the end of 3Q17, mainly driven by favorable market movements. Net asset inflows were offset by seasonal effects and the regularization of client assets.
As of the end of 2017, assets under management of CHF 208.3 billion increased CHF 16.1 billion compared to the end of 2016, primarily driven by favorable market movements and net new assets of CHF 4.7 billion, with good performance across all businesses and strong contributions from ultra-high-net-worth individuals and entrepreneurs.
Corporate & institutional clients
Results
In 4Q17, income before taxes of CHF 221 million was stable compared to 3Q17, reflecting stable net revenues and stable total operating expenses. Compared to 4Q16, income before taxes increased 6%, primarily due to lower total operating expenses and lower provision for credit losses, partially offset by lower net revenues. Adjusted income before taxes of CHF 225 million decreased slightly compared to 3Q17 and was stable compared to 4Q16.
Net revenues
Compared to 3Q17, net revenues of CHF 592 million were stable with higher recurring commissions and fees, offset by lower transaction-based revenues. Recurring commissions and fees of CHF 159 million were 7% higher, mainly due to higher discretionary mandate management fees, higher investment product management fees and increased banking services fees. Transaction-based revenues of CHF 146 million were 9% lower, primarily due to lower revenues from our Swiss investment banking business. Net interest income of CHF 301 million was stable, with stable loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	592	592	650	0	(9)	2,499	2,501	0
Provision for credit losses	5	5	24	0	(79)	33	40	(18)
Compensation and benefits	200	210	211	(5)	(5)	833	821	1
General and administrative expenses	130	118	166	10	(22)	515	530	(3)
Commission expenses	37	35	40	6	(8)	148	171	(13)
Restructuring expenses	(1)	4	0	–	–	6	9	(33)
Total other operating expenses	166	157	206	6	(19)	669	710	(6)
Total operating expenses	366	367	417	0	(12)	1,502	1,531	(2)
Income before taxes	221	220	209	0	6	964	930	4
Statement of operations metrics (%)
Cost/income ratio	61.8	62.0	64.2	–	–	60.1	61.2	–
Net revenue detail (CHF million)
Net interest income	301	303	324	(1)	(7)	1,226	1,223	0
Recurring commissions and fees	159	149	162	7	(2)	634	626	1
Transaction-based revenues	146	161	177	(9)	(18)	694	702	(1)
Other revenues	(14)	(21)	(13)	(33)	8	(55)	(50)	10
Net revenues	592	592	650	0	(9)	2,499	2,501	0
Number of relationship managers
Number of relationship managers	540	550	540	(2)	0	540	540	0
Compared to 4Q16, net revenues were 9% lower, with lower transaction-based revenues, lower net interest income and slightly lower recurring commissions and fees. Transaction-based revenues decreased 18%, mainly due to lower revenues from ITS and lower revenues from our Swiss investment banking business. Net interest income decreased 7%, with stable loan margins on slightly lower average loan volumes, partially offset by higher deposit margins on higher average deposit volumes. Recurring commissions and fees decreased slightly, primarily reflecting lower discretionary mandate management fees, partially offset by higher investment product management fees.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 4Q17, Corporate & Institutional Clients recorded provision for credit losses of CHF 5 million compared to CHF 5 million in 3Q17 and CHF 24 million in 4Q16. The decrease compared to 4Q16 mainly reflected lower new provisions and a recovery case of CHF 8 million.
Total operating expenses
Compared to 3Q17, total operating expenses of CHF 366 million were stable, with lower compensation and benefits and lower restructuring expenses, offset by higher general and administrative expenses. Compensation and benefits of CHF 200 million decreased 5%, mainly driven by lower discretionary compensation expenses. General and administrative expenses of CHF 130 million increased 10%, mainly reflecting higher allocated corporate function costs. Adjusted total operating expenses of CHF 362 million increased slightly compared to 3Q17.
Compared to 4Q16, total operating expenses decreased 12%, primarily due to lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 22% mainly due to lower litigation provisions. Compensation and benefits decreased 5%, primarily driven by lower discretionary compensation expenses. Adjusted total operating expenses decreased 9% compared to 4Q16.
Assets under management
As of the end of 4Q17, assets under management of CHF 354.7 billion were CHF 8.0 billion higher compared to the end of 3Q17, mainly driven by favorable market movements. Net asset inflows were more than offset by outflows in our institutional business resulting in net asset outflows of CHF 0.2 billion in 4Q17.
As of the end of 2017, assets under management of CHF 354.7 billion were CHF 15.4 billion higher compared to the end of 2016, mainly driven by favorable market movements. Net asset outflows of CHF 13.9 billion were primarily due to redemptions of CHF 13.3 billion from a single public sector mandate in 3Q17.

International Wealth Management
In 4Q17, we reported income before taxes of CHF 340 million and net revenues of CHF 1,364 million. Income before taxes decreased 4% compared to 3Q17 and was slightly higher compared to 4Q16, which included a gain on the sale of real estate of CHF 54 million. For 2017, we reported income before taxes of CHF 1,351 million and net revenues of CHF 5,111 million.
Results summary
4Q17 results
In 4Q17, we reported income before taxes of CHF 340 million and net revenues of CHF 1,364 million. Compared to 3Q17, net revenues increased 8%, with significantly higher transaction- and performance-based revenues, slightly higher recurring commissions and fees and higher net interest income. The increase in transaction- and performance-based revenues primarily reflected year-end performance and placement fees in Asset Management and higher brokerage and product issuing fees in Private Banking, reflecting increased client activity. These revenue increases were partially offset by lower other revenues in Asset Management including an investment loss from Asset Management Finance LLC (AMF) and a loss from a business disposal relating to our systematic market making business. Provision for credit losses was CHF 14 million compared to CHF 3 million in 3Q17. Total operating expenses were 12% higher driven by higher general and administrative expenses and slightly higher compensation and benefits.
Compared to 4Q16, net revenues increased 5% driven by significantly higher transaction- and performance-based revenues, higher recurring commissions and fees and higher net interest income. The increase in transaction- and performance-based revenues primarily reflected higher performance and placement fees in Asset Management and higher brokerage and product issuing fees in Private Banking, reflecting increased client activity. These revenue increases were partially offset by lower other revenues as 4Q16 included the gain on the sale of real estate in Private Banking and 4Q17 included the investment loss from AMF and the loss from the business disposal in Asset Management. Provision for credit losses was CHF 14 million compared to CHF 6 million in 4Q16. Total operating expenses were 5% higher, mainly driven by higher general and administrative expenses.
Adjusted income before taxes of CHF 410 million increased 7% and 37% compared to 3Q17 and 4Q16, respectively.
Divisional results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	1,364	1,262	1,299	8	5	5,111	4,698	9
Provision for credit losses	14	3	6	367	133	27	20	35
Compensation and benefits	561	543	565	3	(1)	2,216	2,119	5
General and administrative expenses	371	285	318	30	17	1,203	1,145	5
Commission expenses	67	60	63	12	6	244	239	2
Restructuring expenses	11	16	16	(31)	(31)	70	54	30
Total other operating expenses	449	361	397	24	13	1,517	1,438	5
Total operating expenses	1,010	904	962	12	5	3,733	3,557	5
Income before taxes	340	355	331	(4)	3	1,351	1,121	21
Statement of operations metrics (%)
Return on regulatory capital	25.2	26.9	27.0	–	–	25.8	23.3	–
Cost/income ratio	74.0	71.6	74.1	–	–	73.0	75.7	–
Economic risk capital and return
Average economic risk capital (CHF million)	4,612	4,438	3,976	4	16	4,379	3,785	16
Pre-tax return on average economic risk capital (%)	29.5	31.9	33.3	–	–	30.8	29.6	–
Number of employees (full-time equivalents)
Number of employees	10,250	10,110	10,300	1	0	10,250	10,300	–

2017 results
In 2017, we reported income before taxes of CHF 1,351 million and net revenues of CHF 5,111 million. Compared to 2016, net revenues increased 9% driven by higher recurring commissions and fees, higher transaction- and performance-based revenues and higher net interest income. These increases were partially offset by lower other revenues. Higher recurring commissions and fees were mainly driven by higher asset management fees, higher investment product management fees and higher average assets under management. These increases were partially offset by lower discretionary mandate management fees. Higher transaction- and performance-based revenues mainly reflected higher brokerage and product issuing fees in Private Banking and higher performance and placement fees in Asset Management, partially offset by lower revenues from ITS. Higher net interest income reflected higher loan and deposit margins on higher average loan and deposit volumes. Other revenues were lower mainly as 4Q16 included the gain on the sale of real estate in Private Banking compared to the investment loss from AMF and the loss from the business disposal in 4Q17 in Asset Management. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 50.5 billion. The 5% increase in total operating expenses compared to 2016 was primarily driven by higher discretionary compensation expenses, higher litigation provisions, higher salary expenses and higher allocated corporate function costs, partially offset by lower contractor services fees.
Adjusted income before taxes of CHF 1,497 million increased 35% compared to 2016.
Capital and leverage metrics
As of the end of 4Q17, we reported risk-weighted assets of CHF 38.3 billion, slightly higher compared to the end of 3Q17, primarily driven by movements in risk levels and model and parameter updates. Leverage exposure of CHF 99.3 billion was 6% higher compared to the end of 3Q17, mainly driven by increased high-quality liquid assets (HQLA).
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Net revenue detail (CHF million)
Private Banking	923	870	918	6	1	3,603	3,371	7
Asset Management	441	392	381	13	16	1,508	1,327	14
Net revenues	1,364	1,262	1,299	8	5	5,111	4,698	9
Net revenue detail (CHF million)
Net interest income	380	367	353	4	8	1,449	1,308	11
Recurring commissions and fees	553	538	489	3	13	2,135	1,914	12
Transaction- and performance-based revenues	521	339	402	54	30	1,616	1,426	13
Other revenues	(90)	18	55	–	–	(89)	50	–
Net revenues	1,364	1,262	1,299	8	5	5,111	4,698	9
Provision for credit losses (CHF million)
New provisions	22	9	20	144	10	49	55	(11)
Releases of provisions	(8)	(6)	(14)	33	(43)	(22)	(35)	(37)
Provision for credit losses	14	3	6	367	133	27	20	35
Balance sheet statistics (CHF million)
Total assets	94,753	88,692	91,083	7	4	94,753	91,083	4
Net loans	50,474	47,531	44,965	6	12	50,474	44,965	12
of which Private Banking	50,429	47,513	44,952	6	12	50,429	44,952	12
Risk-weighted assets	38,256	37,217	35,252	3	9	38,256	35,252	9
Leverage exposure	99,267	93,455	94,092	6	5	99,267	94,092	5

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Adjusted results (CHF million)
Net revenues	923	870	918	441	392	381	1,364	1,262	1,299
Real estate gains	0	0	(54)	0	0	0	0	0	(54)
(Gains)/losses on business sales	0	0	0	28	0	0	28	0	0
Adjusted net revenues	923	870	864	469	392	381	1,392	1,262	1,245
Provision for credit losses	14	3	6	0	0	0	14	3	6
Total operating expenses	673	615	684	337	289	278	1,010	904	962
Restructuring expenses	(8)	(9)	(11)	(3)	(7)	(5)	(11)	(16)	(16)
Major litigation provisions	(31)	(11)	(7)	0	0	0	(31)	(11)	(7)
Adjusted total operating expenses	634	595	666	334	282	273	968	877	939
Income before taxes	236	252	228	104	103	103	340	355	331
Total adjustments	39	20	(36)	31	7	5	70	27	(31)
Adjusted income before taxes	275	272	192	135	110	108	410	382	300
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	30.5	28.9	24.4
	Private Banking		Asset Management		International Wealth Management
in	2017	2016	2017	2016	2017	2016
Adjusted results (CHF million)
Net revenues	3,603	3,371	1,508	1,327	5,111	4,698
Real estate gains	0	(54)	0	0	0	(54)
(Gains)/losses on business sales	0	0	28	0	28	0
Adjusted net revenues	3,603	3,317	1,536	1,327	5,139	4,644
Provision for credit losses	27	20	0	0	27	20
Total operating expenses	2,552	2,510	1,181	1,047	3,733	3,557
Restructuring expenses	(44)	(47)	(26)	(7)	(70)	(54)
Major litigation provisions	(48)	12	0	0	(48)	12
Adjusted total operating expenses	2,460	2,475	1,155	1,040	3,615	3,515
Income before taxes	1,024	841	327	280	1,351	1,121
Total adjustments	92	(19)	54	7	146	(12)
Adjusted income before taxes	1,116	822	381	287	1,497	1,109
Adjusted return on regulatory capital (%)	–	–	–	–	28.6	23.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results
In 4Q17, income before taxes of CHF 236 million decreased 6% compared to 3Q17 primarily reflecting higher total operating expenses, partially offset by higher net revenues. Compared to 4Q16, income before taxes increased 4%, primarily reflecting slightly lower total operating expenses. Adjusted income before taxes of CHF 275 million was stable compared to 3Q17 and increased 43% compared to 4Q16.
Net revenues
Compared to 3Q17, net revenues of CHF 923 million were 6% higher, reflecting higher transaction- and performance-based revenues, higher net interest income and slightly higher recurring commissions and fees. Transaction- and performance-based revenues of CHF 235 million increased 16%, primarily driven by higher brokerage and product issuing fees and higher performance fees. Net interest income of CHF 380 million increased 4% with slightly lower loan margins on higher average loan volumes, partially offset by lower deposit margins on slightly higher average deposit volumes. Recurring commissions and fees of CHF 308 million increased slightly compared to 3Q17, reflecting higher fee income on lending activities and higher investment product management fees, partially offset by slightly lower discretionary mandate management fees.

Results – Private Banking
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	923	870	918	6	1	3,603	3,371	7
Provision for credit losses	14	3	6	367	133	27	20	35
Compensation and benefits	346	375	382	(8)	(9)	1,490	1,463	2
General and administrative expenses	266	187	242	42	10	832	827	1
Commission expenses	53	44	49	20	8	186	173	8
Restructuring expenses	8	9	11	(11)	(27)	44	47	(6)
Total other operating expenses	327	240	302	36	8	1,062	1,047	1
Total operating expenses	673	615	684	9	(2)	2,552	2,510	2
Income before taxes	236	252	228	(6)	4	1,024	841	22
Statement of operations metrics (%)
Cost/income ratio	72.9	70.7	74.5	–	–	70.8	74.5	–
Net revenue detail (CHF million)
Net interest income	380	367	353	4	8	1,449	1,308	11
Recurring commissions and fees	308	300	277	3	11	1,200	1,093	10
Transaction- and performance-based revenues	235	203	235	16	0	953	922	3
Other revenues	0	0	53	–	(100)	1	48	(98)
Net revenues	923	870	918	6	1	3,603	3,371	7
Margins on assets under management (annualized) (bp)
Gross margin [1]	101	101	116	–	–	105	112	–
Net margin [2]	26	29	29	–	–	30	28	–
Number of relationship managers
Number of relationship managers	1,130	1,130	1,140	0	(1)	1,130	1,140	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 4Q16, net revenues were stable, with higher recurring commissions and fees and higher net interest income offset by lower other revenues which included the gain on the sale of real estate of CHF 54 million in 4Q16. Recurring commissions and fees increased 11%, primarily driven by higher investment product management fees, higher fee income on lending activities and higher average assets under management. Net interest income increased 8%, reflecting slightly higher loan margins and slightly lower deposit margins on higher average loan and deposit volumes. Transaction- and performance-based revenues were stable, mainly driven by higher brokerage and product issuing fees, offset by lower revenues from ITS and lower fees from foreign exchange client business. Adjusted net revenues of CHF 923 million increased 7% compared to 4Q16.
Provision for credit losses
In 4Q17, provision for credit losses was CHF 14 million, compared to CHF 3 million in 3Q17 and to CHF 6 million in 4Q16. The increase compared to 3Q17 reflected several individual cases.
Total operating expenses
Compared to 3Q17, total operating expenses of CHF 673 million increased 9%, mainly reflecting higher general and administrative expenses and higher commission expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 266 million increased 42%, mainly due to higher litigation provisions, IT investments and higher regulatory and marketing costs. Compensation and benefits of CHF 346 million decreased 8%, primarily due to lower discretionary compensation expenses, lower social security and pension expenses and lower deferred compensation expenses from prior year awards, partially offset by higher allocated corporate function costs. Adjusted total operating expenses of CHF 634 million increased 7% compared to 3Q17.
Compared to 4Q16, total operating expenses decreased slightly, primarily reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits decreased 9%, mainly driven by lower discretionary compensation expenses and lower salary expenses, partially offset by higher allocated corporate function costs. General and administrative expenses increased 10%, primarily reflecting higher litigation provisions and higher allocated corporate function costs, partially offset by lower professional and contractor services fees. Adjusted total operating expenses decreased 5% compared to 4Q16.

margins
Gross margin
Our gross margin was 101 basis points in 4Q17, stable compared to 3Q17, mainly reflecting higher transaction- and performance-based revenues and higher net interest income, offset by a 5.5% increase in average assets under management. Our gross margin was 15 basis points lower compared to 4Q16, reflecting a 15.6% increase in average assets under management and the gain on the sale of real estate in 4Q16, partially offset by higher recurring commissions and fees and higher net interest income. On the basis of adjusted net revenues, our gross margin was eight basis points lower compared to 4Q16.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 26 basis points in 4Q17, three basis points lower compared to 3Q17, reflecting higher total operating expenses, the 5.5% increase in average assets under management and higher provision for credit losses, partially offset by higher net revenues. Our net margin was three basis points lower compared to 4Q16, reflecting the 15.6% increase in average assets under management. On the basis of adjusted income before taxes, our net margin was 30 basis points in 4Q17, one basis point lower compared to 3Q17 and six basis points higher compared to 4Q16.
Assets under management
As of the end of 4Q17, assets under management of CHF 366.9 billion were CHF 11.6 billion higher compared to the end of 3Q17, reflecting favorable market and foreign exchange-related movements and net new assets of CHF 2.7 billion. Net new assets mainly reflected inflows from Europe.
As of the end of 2017, assets under management of CHF 366.9 billion were CHF 43.7 billion higher compared to the end of 2016, primarily reflecting favorable market movements and net new assets of CHF 15.6 billion. Net new assets reflected solid inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Assets under management (CHF billion)
Assets under management	366.9	355.3	323.2	3.3	13.5	366.9	323.2	13.5
Average assets under management	365.2	346.0	315.9	5.5	15.6	343.9	300.3	14.5
Assets under management by currency (CHF billion)
USD	162.9	159.6	149.0	2.1	9.3	162.9	149.0	9.3
EUR	114.1	105.4	93.2	8.3	22.4	114.1	93.2	22.4
CHF	23.0	22.4	21.0	2.7	9.5	23.0	21.0	9.5
Other	66.9	67.9	60.0	(1.5)	11.5	66.9	60.0	11.5
Assets under management	366.9	355.3	323.2	3.3	13.5	366.9	323.2	13.5
Growth in assets under management (CHF billion)
Net new assets	2.7	3.6	0.4	–	–	15.6	15.6	–
Other effects	8.9	15.3	11.4	–	–	28.1	18.0	–
of which market movements	5.5	6.4	3.7	–	–	24.3	10.1	–
of which foreign exchange	2.7	9.0	7.7	–	–	1.0	7.8	–
of which other	0.7	(0.1)	0.0	–	–	2.8	0.1	–
Growth in assets under management	11.6	18.9	11.8	–	–	43.7	33.6	–
Growth in assets under management (annualized) (%)
Net new assets	3.0	4.3	0.5	–	–	4.8	5.4	–
Other effects	10.1	18.2	14.7	–	–	8.7	6.2	–
Growth in assets under management (annualized)	13.1	22.5	15.2	–	–	13.5	11.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.8	4.3	5.4	–	–	–	–	–
Other effects	8.7	9.8	6.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	13.5	14.1	11.6	–	–	–	–	–

Asset management
Results – Asset Management
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	441	392	381	13	16	1,508	1,327	14
Provision for credit losses	0	0	0	–	–	0	0	–
Compensation and benefits	215	168	183	28	17	726	656	11
General and administrative expenses	105	98	76	7	38	371	318	17
Commission expenses	14	16	14	(13)	0	58	66	(12)
Restructuring expenses	3	7	5	(57)	(40)	26	7	271
Total other operating expenses	122	121	95	1	28	455	391	16
Total operating expenses	337	289	278	17	21	1,181	1,047	13
Income before taxes	104	103	103	1	1	327	280	17
Statement of operations metrics (%)
Cost/income ratio	76.4	73.7	73.0	–	–	78.3	78.9	–
Net revenue detail (CHF million)
Management fees	283	278	228	2	24	1,084	891	22
Performance and placement revenues	145	63	108	130	34	282	208	36
Investment and partnership income	13	51	45	(75)	(71)	142	228	(38)
Net revenues	441	392	381	13	16	1,508	1,327	14
of which recurring commissions and fees	245	238	212	3	16	935	821	14
of which transaction- and performance-based revenues	286	136	167	110	71	663	504	32
of which other revenues	(90)	18	2	–	–	(90)	2	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Results
Income before taxes of CHF 104 million was stable compared to 3Q17 and 4Q16, respectively, reflecting higher net revenues, offset by higher total operating expenses. Adjusted income before taxes of CHF 135 million increased 23% and 25% compared to 3Q17 and 4Q16, respectively.
Net revenues
Compared to 3Q17, net revenues of CHF 441 million were 13% higher, reflecting higher performance and placement revenues and slightly higher management fees, partially offset by lower investment and partnership income. Performance and placement revenues increased CHF 82 million to CHF 145 million, mainly due to year-end performance fees and higher placement fees, partially offset by the loss from the business disposal of CHF 28 million. Management fees of CHF 283 million increased slightly, reflecting higher average assets under management. Investment and partnership income decreased CHF 38 million to CHF 13 million mainly due to the investment loss of CHF 43 million from AMF in 4Q17 and lower income from the real estate sector, partially offset by annual performance revenues from a single manager hedge fund and higher private equity income.
Compared to 4Q16, net revenues were up 16%, reflecting higher management fees and higher performance and placement revenues, partially offset by lower investment and partnership income. Management fees increased 24%, mainly reflecting higher average assets under management. Performance and placement revenues increased CHF 37 million, mainly driven by higher performance fees and placement fees, partially offset by the loss from the business disposal. Investment and partnership income decreased CHF 32 million mainly due to the investment loss from AMF in 4Q17 and lower income from the real estate sector, partially offset by higher private equity income and higher annual performance revenues from a single manager hedge fund.
Total operating expenses
Compared to 3Q17, total operating expenses of CHF 337 million increased 17%, mainly reflecting higher compensation and benefits. Compensation and benefits of CHF 215 million increased 28%, due to higher salary expenses, higher discretionary compensation expenses and higher deferred compensation expenses from prior year awards. Higher salary expenses mainly reflected the strong investment performance of a fund. General and administrative expenses of CHF 105 million increased 7%, primarily reflecting higher professional services fees. Adjusted total operating expenses of CHF 334 million increased 18% compared to 3Q17.
Compared to 4Q16, total operating expenses were 21% higher, primarily reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits were 17% higher, mainly driven by the higher salary expenses and higher discretionary compensation expenses. General and administrative expenses increased 38%, mainly reflecting higher professional services fees. Adjusted total operating expenses were 22% higher compared to 4Q16.

Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Assets under management (CHF billion)
Traditional investments	217.6	208.7	159.9	4.3	36.1	217.6	159.9	36.1
Alternative investments	121.6	120.6	121.3	0.8	0.2	121.6	121.3	0.2
Investments and partnerships	46.4	47.0	40.4	(1.3)	14.9	46.4	40.4	14.9
Assets under management	385.6	376.3	321.6	2.5	19.9	385.6	321.6	19.9
Average assets under management	384.1	374.4	325.0	2.6	18.2	368.4	317.5	16.0
Assets under management by currency (CHF billion)
USD	100.1	96.8	95.9	3.4	4.4	100.1	95.9	4.4
EUR	48.2	45.7	36.6	5.5	31.7	48.2	36.6	31.7
CHF	182.6	177.2	140.7	3.0	29.8	182.6	140.7	29.8
Other	54.7	56.6	48.4	(3.4)	13.0	54.7	48.4	13.0
Assets under management	385.6	376.3	321.6	2.5	19.9	385.6	321.6	19.9
Growth in assets under management (CHF billion)
Net new assets [1]	1.4	1.1	(4.4)	–	–	20.3	5.6	–
Other effects	7.9	9.2	1.7	–	–	43.7	(5.3)	–
of which market movements	5.7	4.5	1.4	–	–	20.6	7.6	–
of which foreign exchange	2.8	4.7	5.0	–	–	(0.3)	3.9	–
of which other	(0.6)	0.0	(4.7)	–	–	23.4	(16.8)	–
Growth in assets under management	9.3	10.3	(2.7)	–	–	64.0	0.3	–
Growth in assets under management (annualized) (%)
Net new assets	1.5	1.2	(5.4)	–	–	6.3	1.7	–
Other effects	8.4	10.1	2.1	–	–	13.6	(1.6)	–
Growth in assets under management	9.9	11.3	(3.3)	–	–	19.9	0.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	6.3	4.5	1.7	–	–	–	–	–
Other effects	13.6	11.5	(1.6)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	19.9	16.0	0.1	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Assets under management
As of the end of 4Q17, assets under management of CHF 385.6 billion were CHF 9.3 billion higher compared to the end of 3Q17, reflecting favorable market and foreign exchange-related movements and net new assets of CHF 1.4 billion. Net new assets primarily reflected inflows from traditional investments, partially offset by outflows from emerging market joint ventures.
As of the end of 2017, assets under management of CHF 385.6 billion increased CHF 64.0 billion compared to the end of 2016, reflecting a structural effect from assets under management reported for multi-asset class solutions, favorable market movements and net new assets of CHF 20.3 billion. Net new assets primarily reflected inflows from traditional and alternative investments and from emerging market joint ventures.

Asia Pacific
In 4Q17, we reported income before taxes of CHF 176 million and net revenues of CHF 885 million. Income before taxes decreased 19% compared to 3Q17 and increased 71% compared to 4Q16. For 2017, we reported income before taxes of CHF 729 million and net revenues of CHF 3,504 million.
Results Summary
4Q17 results
In 4Q17, we reported income before taxes of CHF 176 million and net revenues of CHF 885 million. Compared to 3Q17, net revenues were stable. Lower revenues from our Markets business, reflecting lower fixed income and equity sales and trading revenues, were offset by higher revenues in our Wealth Management & Connected business, reflecting higher advisory, underwriting and financing revenues, partly offset by lower transaction-based revenues. We recorded a provision for credit losses of CHF 7 million in 4Q17, compared to a provision of CHF 5 million in 3Q17. Total operating expenses of CHF 702 million increased 5%, primarily due to higher general and administrative expenses and higher restructuring expenses.
Compared to 4Q16, net revenues increased slightly, driven by higher revenues in our Wealth Management & Connected business, reflecting higher advisory, underwriting and financing revenues and higher Private Banking revenues, mostly offset by lower revenues in our Markets business across equity and fixed income sales and trading revenues. Total operating expenses decreased 6% primarily due to lower compensation and benefits and lower commission expenses.
Adjusted income before taxes of CHF 199 million decreased 13% compared to 3Q17 and increased 63% compared to 4Q16.
2017 results
In 2017, we reported income before taxes of CHF 729 million and net revenues of CHF 3,504 million. Compared to 2016, income before taxes was stable, as lower net revenues were offset by lower total operating expenses and lower provision for credit losses. Lower net revenues were driven by lower fixed income and equity sales and trading revenues in our Markets business. Lower fixed income and trading revenues were primarily driven by decreased client activity in rates and lower revenues in foreign exchange products due to weaker trading performance. Lower equity sales and trading revenues were primarily driven by weaker results, reflecting a difficult trading environment that was characterized by persistently low levels of volatility and reduced client activity in equity derivatives, and the transition of the systematic market making business to International Wealth Management that was completed in 1Q17. These decreases were partially offset by higher net revenues in our Wealth Management & Connected business, reflecting higher Private Banking revenues, mainly from higher transaction-based revenues, and higher advisory, underwriting and financing revenues. Compared to 2016, total operating expenses of CHF 2,760 million decreased slightly, primarily reflecting lower compensation and benefits and lower commission expenses, mainly due to the transition of the systematic market making business, partially offset by higher restructuring expenses. Adjusted income before taxes of CHF 792 million increased slightly compared to 2016.
Divisional results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	885	890	862	(1)	3	3,504	3,597	(3)
Provision for credit losses	7	5	11	40	(36)	15	26	(42)
Compensation and benefits	394	397	429	(1)	(8)	1,602	1,665	(4)
General and administrative expenses	217	195	219	11	(1)	831	836	(1)
Commission expenses	68	65	81	5	(16)	264	292	(10)
Restructuring expenses	23	10	19	130	21	63	53	19
Total other operating expenses	308	270	319	14	(3)	1,158	1,181	(2)
Total operating expenses	702	667	748	5	(6)	2,760	2,846	(3)
Income before taxes	176	218	103	(19)	71	729	725	1
Statement of operations metrics (%)
Return on regulatory capital	13.3	16.8	7.6	–	–	13.8	13.7	–
Cost/income ratio	79.3	74.9	86.8	–	–	78.8	79.1	–
Economic risk capital and return
Average economic risk capital (CHF million)	3,423	3,658	4,453	(6)	(23)	3,897	4,147	(6)
Pre-tax return on average economic risk capital (%)	20.6	23.8	9.3	–	–	18.7	17.5	–
Number of employees (full-time equivalents)
Number of employees	7,230	7,050	6,980	3	4	7,230	6,980	4

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Net revenues (CHF million)
Wealth Management & Connected	626	548	560	14	12	2,322	1,904	22
Markets	259	342	302	(24)	(14)	1,182	1,693	(30)
Net revenues	885	890	862	(1)	3	3,504	3,597	(3)
Provision for credit losses (CHF million)
New provisions	9	8	14	13	(36)	28	72	(61)
Releases of provisions	(2)	(3)	(3)	(33)	(33)	(13)	(46)	(72)
Provision for credit losses	7	5	11	40	(36)	15	26	(42)
Balance sheet statistics (CHF million)
Total assets	96,497	95,919	97,221	1	(1)	96,497	97,221	(1)
Net loans	43,080	43,066	40,134	0	7	43,080	40,134	7
of which Private Banking	35,331	35,795	33,405	(1)	6	35,331	33,405	6
Risk-weighted assets	31,474	31,237	34,605	1	(9)	31,474	34,605	(9)
Leverage exposure	105,585	106,128	108,926	(1)	(3)	105,585	108,926	(3)
Capital and leverage metrics
As of the end of 4Q17, we reported risk-weighted assets of CHF 31.5 billion, an increase of CHF 0.2 billion compared to the end of 3Q17, mainly reflecting methodology changes and a foreign exchange impact, mostly offset by reductions in our Markets business. Leverage exposure was CHF 105.6 billion, reflecting a decrease of CHF 0.5 billion compared to the end of 3Q17, mainly due to lower HQLA.
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Adjusted results (CHF million)
Net revenues	626	548	560	259	342	302	885	890	862
Provision for credit losses	7	5	11	0	0	0	7	5	11
Total operating expenses	390	370	387	312	297	361	702	667	748
Restructuring expenses	(10)	(5)	(5)	(13)	(5)	(14)	(23)	(10)	(19)
Adjusted total operating expenses	380	365	382	299	292	347	679	657	729
Income/(loss) before taxes	229	173	162	(53)	45	(59)	176	218	103
Total adjustments	10	5	5	13	5	14	23	10	19
Adjusted income/(loss) before taxes	239	178	167	(40)	50	(45)	199	228	122
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.0	17.6	9.0
	Wealth Management & Connected		Markets		Asia Pacific
in	2017	2016	2017	2016	2017	2016
Adjusted results (CHF million)
Net revenues	2,322	1,904	1,182	1,693	3,504	3,597
Provision for credit losses	15	29	0	(3)	15	26
Total operating expenses	1,508	1,386	1,252	1,460	2,760	2,846
Restructuring expenses	(21)	(14)	(42)	(39)	(63)	(53)
Adjusted total operating expenses	1,487	1,372	1,210	1,421	2,697	2,793
Income/(loss) before taxes	799	489	(70)	236	729	725
Total adjustments	21	14	42	39	63	53
Adjusted income/(loss) before taxes	820	503	(28)	275	792	778
Adjusted return on regulatory capital (%)	–	–	–	–	15.0	14.8
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

wealth Management & connected
Results
Income before taxes of CHF 229 million increased 32% compared to 3Q17, mainly reflecting higher net revenues, partially offset by higher total operating expenses. Compared to 4Q16, income before taxes increased 41%, primarily from higher net revenues and lower provision for credit losses. Adjusted income before taxes of CHF 239 million increased 34% compared to 3Q17 and increased 43% compared to 4Q16.
Net revenues
Net revenues of CHF 626 million increased 14% compared to 3Q17, mainly reflecting higher advisory, underwriting and financing revenues. Advisory, underwriting and financing revenues increased 59% to CHF 235 million, primarily due to higher financing and equity underwriting revenues, partially offset by lower fees from mergers and acquisitions (M&A) transactions. Financing revenues in 4Q17 included a gain of CHF 64 million from a pre-IPO financing and a positive net fair value impact of CHF 50 million from an impaired loan portfolio in recovery management. Recurring commissions and fees increased slightly to CHF 100 million, primarily due to higher investment product management fees. Net interest income increased slightly to CHF 147 million, reflecting higher loan margins on higher average loan volumes, mostly offset by lower treasury revenues. Net interest income in 3Q17 included a negative impact due to an accounting reclassification related to treasury revenues. Transaction-based revenues decreased 9% to CHF 144 million, primarily reflecting lower brokerage and product issuing fees, partially offset by higher corporate advisory fees arising from integrated solutions. Transaction-based revenues in 3Q17 included a positive impact due to the accounting reclassification related to treasury revenues.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	626	548	560	14	12	2,322	1,904	22
Provision for credit losses	7	5	11	40	(36)	15	29	(48)
Compensation and benefits	241	250	262	(4)	(8)	1,002	941	6
General and administrative expenses	121	98	107	23	13	421	384	10
Commission expenses	18	17	13	6	38	64	47	36
Restructuring expenses	10	5	5	100	100	21	14	50
Total other operating expenses	149	120	125	24	19	506	445	14
Total operating expenses	390	370	387	5	1	1,508	1,386	9
Income before taxes	229	173	162	32	41	799	489	63
of which Private Banking	113	140	94	(19)	20	541	361	50
Statement of operations metrics (%)
Cost/income ratio	62.3	67.5	69.1	–	–	64.9	72.8	–
Net revenue detail (CHF million)
Private Banking	391	400	372	(2)	5	1,607	1,374	17
of which net interest income [1]	147	144	166	2	(11)	620	602	3
of which recurring commissions and fees	100	97	84	3	19	381	319	19
of which transaction-based revenues	144	159	122	(9)	18	606	469	29
of which other revenues	0	0	0	–	–	0	(16)	100
Advisory, underwriting and financing	235	148	188	59	25	715	530	35
Net revenues	626	548	560	14	12	2,322	1,904	22
Private Banking margins on assets under management (annualized) (bp)
Gross margin [2]	80	87	87	–	–	88	86	–
Net margin [3]	23	30	22	–	–	30	23	–
Number of relationship managers
Number of relationship managers	590	590	640	0	(8)	590	640	(8)
1 Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans.
2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.

Compared to 4Q16, net revenues increased 12%, mainly driven by higher advisory, underwriting and financing revenues, increased transaction-based revenues, and higher recurring commission and fees, partially offset by lower net interest income. Advisory, underwriting and financing revenues increased 25%, mainly due to higher financing and equity underwriting revenues, partially offset by lower fees from M&A transactions. Financing revenues in 4Q17 included the gain from the pre-IPO financing and the positive net fair value impact from the impaired loan portfolio in recovery management. Financing revenues in 4Q16 included a positive net fair value impact of CHF 75 million from the impaired loan portfolio in recovery management. Transaction-based revenues increased 18%, primarily reflecting higher brokerage and product issuing fees and higher corporate advisory fees arising from integrated solutions, partially offset by lower fees from foreign exchange client business. Recurring commissions and fees increased 19%, mainly due to higher investment product management fees. Net interest income decreased 11%, mainly due to lower treasury revenues.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 4Q17, Wealth Management & Connected recorded a provision for credit losses of CHF 7 million, compared to a provision for credit losses of CHF 5 million in 3Q17.
Total operating expenses
Total operating expenses of CHF 390 million increased 5% compared to 3Q17, mainly reflecting higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 23% to CHF 121 million, mainly due to higher professional services fees, increased IT infrastructure expenses and higher advertising and marketing expenses. Compensation and benefits decreased 4% to CHF 241 million, primarily driven by lower discretionary compensation expenses. Adjusted total operating expenses of CHF 380 million increased 4% compared to 3Q17.
Compared to 4Q16, total operating expenses were stable, reflecting higher general and administrative expenses, higher commission expenses and higher restructuring expenses, offset by lower compensation and benefits. General and administrative expenses increased 13%, mainly due to higher IT infrastructure expenses. Compensation and benefits decreased 8%, primarily driven by lower discretionary compensation expenses and lower salary expenses. Adjusted total operating expenses were stable compared to 4Q16.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Gross margin
Our Private Banking gross margin was 80 basis points in 4Q17, seven basis points lower compared to 3Q17, mainly reflecting a 6.5% increase in average assets under management and lower transaction-based revenues. Compared to 4Q16, our gross margin was seven basis points lower, mainly reflecting a 14.9% increase in average assets under management, partially offset by higher transaction-based revenues and higher recurring commissions and fees.
> Refer to “Assets under management” for further information.
Net margin
Our Private Banking net margin was 23 basis points in 4Q17, seven basis points lower compared to 3Q17, reflecting higher total operating expenses, higher provision for credit losses, lower net revenues and a 6.5% increase in average assets under management. Compared to 4Q16, our net margin was one basis point higher, reflecting higher net revenues, offset by a 14.9% increase in average assets under management.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 4Q17, assets under management of CHF 196.8 billion were CHF 6.8 billion higher compared to the end of 3Q17, mainly reflecting favorable market and foreign exchange-related movements and net new assets of CHF 1.3 billion. Net new assets reflected inflows primarily from South East Asia, partially offset by outflows from Greater China.
As of the end of 2017, assets under management of CHF 196.8 billion were CHF 29.9 billion higher compared to the end of 2016, mainly reflecting net new assets of CHF 16.9 billion and favorable market movements. Net new assets reflected inflows primarily from Greater China, South East Asia, Japan and Australia.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Assets under management (CHF billion)
Assets under management	196.8	190.0	166.9	3.6	17.9	196.8	166.9	17.9
Average assets under management	196.1	184.1	170.6	6.5	14.9	182.3	159.5	14.3
Assets under management by currency (CHF billion)
USD	98.2	96.9	82.5	1.3	19.0	98.2	82.5	19.0
EUR	6.7	6.5	4.6	3.1	45.7	6.7	4.6	45.7
CHF	2.5	1.8	2.0	38.9	25.0	2.5	2.0	25.0
Other	89.4	84.8	77.8	5.4	14.9	89.4	77.8	14.9
Assets under management	196.8	190.0	166.9	3.6	17.9	196.8	166.9	17.9
Growth in assets under management (CHF billion)
Net new assets	1.3	5.8	0.7	–	–	16.9	13.6	–
Other effects	5.5	6.4	(1.8)	–	–	13.0	2.9	–
of which market movements	3.4	3.8	(4.2)	–	–	16.8	1.0	–
of which foreign exchange	1.9	2.6	5.2	–	–	(3.9)	4.8	–
of which other	0.2	0.0	(2.8)	–	–	0.1	(2.9)	–
Growth in assets under management	6.8	12.2	(1.1)	–	–	29.9	16.5	–
Growth in assets under management (annualized) (%)
Net new assets	2.7	13.0	1.7	–	–	10.1	9.0	–
Other effects	11.6	14.4	(4.3)	–	–	7.8	2.0	–
Growth in assets under management (annualized)	14.3	27.4	(2.6)	–	–	17.9	11.0	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	10.1	9.7	9.0	–	–	–	–	–
Other effects	7.8	3.4	2.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	17.9	13.1	11.0	–	–	–	–	–
markets
Results
Loss before taxes of CHF 53 million in 4Q17 compared to an income before taxes of CHF 45 million in 3Q17. The related decrease of CHF 98 million primarily reflected lower net revenues and higher total operating expenses. Compared to 4Q16, loss before taxes decreased CHF 6 million, primarily from lower total operating expenses, partially offset by lower net revenues. Adjusted loss before taxes of CHF 40 million in 4Q17 compared to adjusted income before taxes of CHF 50 million and adjusted loss before taxes of CHF 45 million in 3Q17 and 4Q16, respectively.
Net revenues
Net revenues of CHF 259 million decreased 24% compared to 3Q17, reflecting lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 71% to CHF 23 million, reflecting lower revenues from weaker trading performance in emerging market rates and in structured products and a seasonal slowdown in client activity in foreign exchange products, credit products and developed market rates. Equity sales and trading revenues decreased 10% to CHF 236 million, mainly reflecting lower revenues from prime services and lower revenues from equity derivatives amid difficult trading conditions, partially offset by increased revenues from cash equities driven by higher equity underwriting revenues and an increase in trading volumes, particularly in Japan and Hong Kong. Equity derivatives revenues in 4Q17 included a gain of CHF 27 million resulting from the exercise of a call option on a structured note liability.
Compared to 4Q16, net revenues decreased 14%, reflecting lower equity and fixed income sales and trading revenues. Equity sales and trading revenues decreased 13%, reflecting lower prime services and equity derivatives revenues in a difficult trading environment that was characterized by persistently low levels of volatility, partially offset by increased revenues from cash equities due to an increase in equity underwriting revenues and an increase in trading volumes. Fixed income sales and trading revenues decreased 28%, mainly driven by lower foreign exchange products and structured products revenues, partially offset by higher revenues from rates, particularly emerging markets.

Results - Markets
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	259	342	302	(24)	(14)	1,182	1,693	(30)
Provision for credit losses	0	0	0	–	–	0	(3)	100
Compensation and benefits	153	147	167	4	(8)	600	724	(17)
General and administrative expenses	96	97	112	(1)	(14)	410	452	(9)
Commission expenses	50	48	68	4	(26)	200	245	(18)
Restructuring expenses	13	5	14	160	(7)	42	39	8
Total other operating expenses	159	150	194	6	(18)	652	736	(11)
Total operating expenses	312	297	361	5	(14)	1,252	1,460	(14)
Income/(loss) before taxes	(53)	45	(59)	–	(10)	(70)	236	–
Statement of operations metrics (%)
Cost/income ratio	120.5	86.8	119.5	–	–	105.9	86.2	–
Net revenue detail (CHF million)
Equity sales and trading	236	262	270	(10)	(13)	920	1,162	(21)
Fixed income sales and trading	23	80	32	(71)	(28)	262	531	(51)
Net revenues	259	342	302	(24)	(14)	1,182	1,693	(30)
Total operating expenses
Total operating expenses of CHF 312 million increased 5% compared to 3Q17, mainly due to higher restructuring expenses, reflecting ongoing cost management initiatives, and higher compensation and benefits. Compensation and benefits increased 4% to CHF 153 million, primarily driven by higher discretionary compensation expenses. Adjusted total operating expenses of CHF 299 million were slightly higher compared to 3Q17.
Compared to 4Q16, total operating expenses decreased 14%, reflecting lower expenses across all categories. Compensation and benefits decreased 8%, primarily driven by lower salary expenses and lower deferred compensation expenses from prior-year awards following our restructuring efforts, partially offset by higher discretionary compensation expenses. General and administrative expenses decreased 14%, mainly due to lower IT infrastructure expenses. Commission expenses decreased 26%, primarily reflecting the transition of the systematic market making business.

Global Markets
In 4Q17, we reported a loss before taxes of CHF 195 million and net revenues of CHF 1,163 million. Net revenues decreased 8% compared to 3Q17, as a seasonal decline in client trading activity and challenging trading conditions were partially offset by improved underwriting and financing activity. For 2017, we reported income before taxes of CHF 450 million and net revenues of CHF 5,551 million.
Results Summary
4Q17 results
In 4Q17, we reported a loss before taxes of CHF 195 million and net revenues of CHF 1,163 million. Compared to 3Q17, net revenues decreased 8%, reflecting subdued volatility which negatively impacted trading revenue, but positively impacted underwriting activity. Net revenues decreased 8% compared to 4Q16, which had benefited from more favorable trading conditions, including higher volume and volatility, following the US presidential elections. Compared to 4Q16, trading revenues declined, particularly in ITS, partially offset by improved underwriting activity.
Total operating expenses of CHF 1,350 million increased 14% compared to 3Q17, reflecting higher compensation and benefits, restructuring costs and increased allocated corporate function costs. Compared to 4Q16, total operating expenses increased 7%, primarily due to higher restructuring costs. Adjusted loss before taxes was CHF 116 million in 4Q17, compared to adjusted income before taxes of CHF 98 million in 3Q17 and adjusted income before taxes of CHF 20 million in 4Q16.
2017 results
In 2017, we reported income before taxes of CHF 450 million and net revenues of CHF 5,551 million. Compared to 2016, net revenues were stable, as substantially higher securitized products revenues and increased underwriting activity were offset by challenging equity trading conditions which resulted in low levels of client activity, particularly in ITS. Fixed income sales and trading revenues increased 12%, primarily due to substantially higher securitized products revenues reflecting strength across all products. This was partially offset by substantially lower client activity in both macro products and Brazil trading and lower global credit products revenues. Underwriting revenues increased 17%, reflecting significantly higher leveraged finance underwriting activity and improved equity underwriting revenues given a low volatility market environment. Equity sales and trading revenues decreased 19%, reflecting lower systematic market making revenues driven by the transition of this business to International Wealth Management that was completed in 1Q17 and a low volatility market environment. In addition, equity derivatives and prime services revenues declined reflecting challenging market conditions.
Divisional results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	1,163	1,262	1,265	(8)	(8)	5,551	5,497	1
Provision for credit losses	8	6	(4)	33	–	31	(3)	–
Compensation and benefits	645	568	634	14	2	2,532	2,725	(7)
General and administrative expenses	490	451	475	9	3	1,839	2,001	(8)
Commission expenses	144	139	140	4	3	549	509	8
Restructuring expenses	71	27	15	163	373	150	217	(31)
Total other operating expenses	705	617	630	14	12	2,538	2,727	(7)
Total operating expenses	1,350	1,185	1,264	14	7	5,070	5,452	(7)
Income/(loss) before taxes	(195)	71	5	–	–	450	48	–
Statement of operations metrics (%)
Return on regulatory capital	(5.5)	2.0	0.3	–	–	3.2	0.4	–
Cost/income ratio	116.1	93.9	99.9	–	–	91.3	99.2	–
Economic risk capital and return
Average economic risk capital (CHF million)	9,710	9,030	9,030	8	8	9,327	9,928	(6)
Pre-tax return on average economic risk capital (%)	(8.0)	3.1	0.2	–	–	4.8	0.5	–
Number of employees (full-time equivalents)
Number of employees	11,740	11,760	11,530	0	2	11,740	11,530	2

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	547	698	566	(22)	(3)	2,922	2,599	12
Equity sales and trading	378	383	517	(1)	(27)	1,750	2,157	(19)
Underwriting	314	240	241	31	30	1,115	957	17
Other	(76)	(59)	(59)	29	29	(236)	(216)	9
Net revenues	1,163	1,262	1,265	(8)	(8)	5,551	5,497	1
Balance sheet statistics (CHF million, except where indicated)
Total assets	242,159	239,910	239,700	1	1	242,159	239,700	1
Risk-weighted assets	58,858	55,993	51,713	5	14	58,858	51,713	14
Risk-weighted assets (USD)	60,237	57,868	50,556	4	19	60,237	50,556	19
Leverage exposure	283,809	281,531	284,143	1	0	283,809	284,143	0
Leverage exposure (USD)	290,461	290,958	277,787	0	5	290,461	277,787	5
Total operating expenses were CHF 5,070 million, down 7% compared to 2016, reflecting lower compensation and benefits, reduced allocated corporate function costs and lower restructuring costs. We reported an adjusted income before taxes of CHF 608 million in 2017 compared to CHF 272 million in 2016.
Capital and leverage metrics
As of the end of 4Q17, we reported risk-weighted assets of USD 60.2 billion, reflecting an increase of USD 2.4 billion compared to the end of 3Q17. Leverage exposure was USD 290.5 billion, stable compared to the end of 3Q17.
Reconciliation of adjusted results
	Global Markets
in	4Q17	3Q17	4Q16	2017	2016
Adjusted results (CHF million)
Net revenues	1,163	1,262	1,265	5,551	5,497
Provision for credit losses	8	6	(4)	31	(3)
Total operating expenses	1,350	1,185	1,264	5,070	5,452
Restructuring expenses	(71)	(27)	(15)	(150)	(217)
Major litigation provisions	0	0	0	0	(7)
Expenses related to business sales	(8)	0	0	(8)	0
Adjusted total operating expenses	1,271	1,158	1,249	4,912	5,228
Income before taxes	(195)	71	5	450	48
Total adjustments	79	27	15	158	224
Adjusted income/(loss) before taxes	(116)	98	20	608	272
Adjusted return on regulatory capital (%)	(3.3)	2.8	0.7	4.3	2.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results
Revenues in 4Q17 reflected a change in the intra-divisional funding cost allocation methodology between fixed income sales and trading and equity sales and trading due to ongoing work on the implementation of the net stable funding ratio framework.
Fixed income sales and trading
In 4Q17, fixed income sales and trading revenues of CHF 547 million decreased 22% compared to 3Q17, driven by lower securitized products and global credit products revenues, reflecting a seasonal slowdown in client activity. Securitized products revenues decreased driven by lower agency and non-agency trading revenues partially offset by strong asset finance activity. Global credit products revenues decreased significantly, primarily driven by lower leveraged finance trading revenues. This was partially offset by increased macro products revenues reflecting higher client activity in European rates. In addition, emerging markets revenues increased primarily reflecting higher Europe, Middle East and Africa (EMEA) structured credit and Latin American financing activity.
Fixed income sales and trading revenues decreased 3% compared to a strong 4Q16. Global credit products revenues declined significantly due to lower investment grade trading activity and leveraged finance given persistently low levels of volatility which led to reduced client activity. Macro products revenues declined, reflecting weakness in US rates partially offset by higher short term interest rate trading activity. In addition, emerging markets revenues declined significantly, driven by lower Brazil trading and financing activity reflecting challenging macroeconomic conditions. This was partially offset by continued strength in securitized products revenues driven by significantly higher asset finance results.
Equity sales and trading
In 4Q17, equity sales and trading revenues of CHF 378 million were stable compared to 3Q17, despite a seasonal slowdown in client activity coupled with a difficult trading environment characterized by persistently low levels of volatility and volumes. Prime services revenues increased reflecting higher commissions in listed derivatives. This was offset by lower revenues in cash equities. In addition, equity derivatives revenues declined significantly primarily due to lower client activity in structured equity derivatives.
Equity sales and trading revenues decreased 27% compared to a strong 4Q16 and amid difficult trading market conditions. Equity derivatives revenues decreased significantly reflecting lower structured and flow derivatives revenues, particularly in EMEA. Cash equities revenues decreased substantially, reflecting lower secondary revenues in the US consistent with reduced US trading volumes and compared to increased client activity in 4Q16 following the US presidential elections. In addition, prime services revenues decreased, reflecting lower client financing revenues partially offset by higher commissions in listed derivatives.
Underwriting
In 4Q17, underwriting revenues of CHF 314 million increased 31% compared to 3Q17, reflecting improved market conditions and lower levels of volatility which benefited primary issuance activity. Debt underwriting revenues increased significantly, primarily due to higher leveraged finance revenues. In addition, equity underwriting revenues increased significantly, consistent with an increase in primary issuance volumes.
Underwriting revenues increased 30% compared to 4Q16, reflecting an increase in debt and equity issuance activity. Debt underwriting revenues increased significantly, due to higher leveraged finance revenues and investment grade revenues. In addition, we also had higher equity underwriting revenues consistent with increased primary issuance activity.
Provision for credit losses
Global markets recorded a provision for credit losses of CHF 8 million. This compares to a provision for credit losses of CHF 6 million in 3Q17 and a release of provision for credit losses of CHF 4 million in 4Q16.
Total operating expenses
In 4Q17, total operating expenses of CHF 1,350 million increased 14% compared to 3Q17, reflecting higher compensation and benefits, increased restructuring costs and higher allocated corporate function costs. Compensation and benefits increased reflecting higher discretionary compensation expenses and increased deferred compensation expenses from prior-year awards. During 4Q17, we incurred restructuring costs of CHF 71 million. General and administrative expenses increased, primarily due to higher allocated corporate function costs. Adjusted total operating expenses increased 10%.
Compared to 4Q16, total operating expenses increased 7% primarily due to higher restructuring costs. Compensation and benefits expenses increased slightly as lower allocated corporate function costs were offset by higher discretionary compensation expenses. General and administrative expenses increased slightly as lower allocated corporate function costs were offset by higher professional services fees. Adjusted total operating expenses increased slightly.

Investment Banking & Capital Markets
In 4Q17, we reported income before taxes of CHF 107 million and net revenues of CHF 565 million. Net revenues increased 24% compared to 3Q17. For 2017, we reported income before taxes of CHF 369 million and net revenues of CHF 2,139 million.
Results Summary
4Q17 results
In 4Q17, we reported income before taxes of CHF 107 million, an increase of 206% compared to 3Q17, primarily due to higher net revenues. Net revenues of CHF 565 million increased 24% compared to 3Q17, due to higher revenues from equity underwriting, advisory and other fees and debt underwriting. Compared to 3Q17, revenues from equity underwriting increased 74%, advisory and other fees increased 14% and debt underwriting increased 7%. Total operating expenses of CHF 459 million increased 12%, driven by higher compensation and benefits as well as higher general and administrative expenses.
Compared to 4Q16, our reported income before taxes decreased 28% in 4Q17, driven by higher operating expenses and slightly lower revenues. Net revenues decreased 2%, due to lower revenues from advisory and other fees, partially offset by higher revenues from debt underwriting and equity underwriting. Advisory and other fees decreased 23%, while debt underwriting revenues increased 9% and equity underwriting revenues increased 14%. Total operating expenses increased 8%, primarily driven by higher restructuring expenses and general and administrative expenses. Compensation and benefits expenses were stable. Adjusted income before taxes was CHF 121 million in 4Q17, compared to CHF 51 million in 3Q17 and CHF 143 million in 4Q16.
2017 results
In 2017, we reported income before taxes of CHF 369 million, an increase of 41% compared to 2016, primarily due to higher net revenues. Net revenues of CHF 2,139 million increased 8% compared to 2016, due to higher revenues from debt underwriting and equity underwriting, partially offset by lower revenues in advisory and other fees. Debt underwriting revenues of CHF 1,030 million increased 10% driven by higher leveraged finance revenues, partially offset by lower derivatives financing revenues. Equity underwriting revenues of CHF 386 million increased 24%, primarily reflecting an increase in the overall industry-wide fee pool, driven by strong initial public offering (IPO) activity. Advisory and other fees of CHF 770 million decreased 9%, mainly reflecting lower revenues from completed M&A transactions. Total operating expenses of CHF 1,740 million increased 3%, primarily due to higher deferred compensation expenses from prior year awards, allocated corporate function costs and restructuring expenses, partially offset by a decrease in discretionary compensation expenses. Adjusted income before taxes was CHF 411 million in 2017, compared to CHF 289 million in 2016.
Capital and leverage metrics
As of the end of 4Q17, risk-weighted assets were USD 20.5 billion, an increase of USD 0.4 billion compared to the end of 3Q17. Leverage exposure was USD 44.9 billion, an increase of USD 0.6 billion compared to the end of 3Q17.
Divisional results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	565	457	574	24	(2)	2,139	1,972	8
Provision for credit losses	(1)	12	0	–	–	30	20	50
Compensation and benefits	324	293	329	11	(2)	1,268	1,237	3
General and administrative expenses	119	99	101	20	18	423	424	0
Commission expenses	2	2	1	0	100	7	2	250
Restructuring expenses	14	16	(6)	(13)	–	42	28	50
Total other operating expenses	135	117	96	15	41	472	454	4
Total operating expenses	459	410	425	12	8	1,740	1,691	3
Income before taxes	107	35	149	206	(28)	369	261	41
Statement of operations metrics (%)
Return on regulatory capital	15.0	5.2	22.9	–	–	13.7	10.7	–
Cost/income ratio	81.2	89.7	74.0	–	–	81.3	85.8	–
Economic risk capital and return
Average economic risk capital (CHF million)	5,402	5,212	5,030	4	7	5,279	4,652	13
Pre-tax return on average economic risk capital (%)	7.9	2.7	11.9	–	–	7.0	5.6	–
Number of employees (full-time equivalents)
Number of employees	3,190	3,260	3,090	(2)	3	3,190	3,090	3

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Net revenue detail (CHF million)
Advisory and other fees	206	180	268	14	(23)	770	849	(9)
Debt underwriting	249	233	228	7	9	1,030	934	10
Equity underwriting	113	65	99	74	14	386	312	24
Other	(3)	(21)	(21)	(86)	(86)	(47)	(123)	(62)
Net revenues	565	457	574	24	(2)	2,139	1,972	8
Balance sheet statistics (CHF million, except where indicated)
Total assets	20,803	20,477	20,784	2	0	20,803	20,784	0
Risk-weighted assets	20,058	19,486	18,027	3	11	20,058	18,027	11
Risk-weighted assets (USD)	20,528	20,138	17,624	2	16	20,528	17,624	16
Leverage exposure	43,842	42,794	45,571	2	(4)	43,842	45,571	(4)
Leverage exposure (USD)	44,870	44,227	44,552	1	1	44,870	44,552	1
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q17	3Q17	4Q16	2017	2016
Adjusted results (CHF million)
Net revenues	565	457	574	2,139	1,972
Provision for credit losses	(1)	12	0	30	20
Total operating expenses	459	410	425	1,740	1,691
Restructuring expenses	(14)	(16)	6	(42)	(28)
Adjusted total operating expenses	445	394	431	1,698	1,663
Income before taxes	107	35	149	369	261
Total adjustments	14	16	(6)	42	28
Adjusted income before taxes	121	51	143	411	289
Adjusted return on regulatory capital (%)	16.9	7.6	22.0	15.2	11.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results
Advisory and other fees
In 4Q17, revenues from advisory and other fees of CHF 206 million increased 14% compared to 3Q17, primarily reflecting higher revenues from completed M&A transactions.
Compared to 4Q16, revenues decreased 23%, in line with the decrease in the industry-wide overall M&A fee pool.
Debt underwriting
In 4Q17, debt underwriting revenues of CHF 249 million increased 7% compared to 3Q17, driven by higher revenues from derivatives financing, investment grade and leveraged finance.
Compared to 4Q16, revenues increased 9%, driven by higher revenues from investment grade, UHNW clients and leveraged finance, partially offset by lower derivatives financing revenues.
Equity underwriting
In 4Q17, revenues from equity underwriting of CHF 113 million increased 74% compared to 3Q17, primarily due to higher revenues from IPOs, rights offerings and follow-on offerings.
Compared to 4Q16, revenues increased 14%, primarily driven by higher revenues from IPOs and rights offerings, partially offset by lower revenues from follow-on offerings.
Provision for credit losses
In 4Q17, we recorded a release of provision for credit losses of CHF 1 million related to a single counterparty. This compares to a provision for credit losses of CHF 12 million in 3Q17, which included increased provisions reflecting a methodology change for probable losses inherent in the portfolio relating to the period of time expected to identify defaults once they have occurred.

Total operating expenses
Total operating expenses of CHF 459 million increased 12% compared to 3Q17, driven by higher compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 324 million increased 11%, mainly reflecting a higher discretionary compensation accrual, in line with improved business performance. General and administrative expenses of CHF 119 million increased 20% compared to 3Q17, mainly reflecting higher allocated corporate function costs, including IT.
Compared to 4Q16, total operating expenses increased 8%, driven by higher restructuring expenses and general and administrative expenses. During 4Q17, we incurred restructuring costs of CHF 14 million compared to a credit in 4Q16. General and administrative expenses increased 18%, mainly reflecting targeted investments in business growth and in our compliance and IT functions. Compensation and benefits were stable, as higher deferred compensation expenses from prior year awards were offset by lower discretionary compensation accrual. Adjusted total operating expenses increased 3% compared to 4Q16.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms before cross-divisional revenue sharing agreements.
	in			% change		in		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,034	950	1,042	9	(1)	4,133	3,771	10
of which advisory and other fees	228	237	310	(4)	(26)	935	1,046	(11)
of which debt underwriting	519	544	498	(5)	4	2,292	1,967	17
of which equity underwriting	287	169	234	70	23	906	758	20

Strategic Resolution Unit
In 4Q17, we reported a loss before taxes of CHF 455 million and decreased its risk-weighted assets by USD 2.6 billion and its leverage exposure by USD 6.2 billion compared to 3Q17. For 2017, we reported a loss before taxes of CHF 2,135 million.
results summarY
4Q17 results
In 4Q17, we reported a loss before taxes of CHF 455 million compared to losses of CHF 578 million in 3Q17 and CHF 2,895 million in 4Q16. In 4Q17, we reported an adjusted loss before taxes of CHF 347 million, compared to adjusted losses of CHF 469 million in 3Q17 and CHF 521 million in 4Q16.
We reported negative net revenues of CHF 151 million in 4Q17, driven by overall funding costs and valuation adjustments, partially offset by exit-related gains from the sale and restructuring of loan portfolios and real estate exposures and revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 4Q17 primarily reflected mark-to-market losses on our legacy investment banking portfolio. Total operating expenses in 4Q17 were CHF 301 million, including CHF 209 million of general and administrative expenses, of which CHF 91 million were litigation provisions, and CHF 65 million of compensation and benefits.
2017 results
In 2017, we reported a loss before taxes of CHF 2,135 million, compared to a loss before taxes of CHF 5,759 million in 2016 that included significant litigation provisions of CHF 2,792 million, primarily related to the settlements with the DOJ and the NCUA regarding our legacy RMBS business. In 2017, we reported an adjusted loss before taxes of CHF 1,847 million, compared to CHF 2,943 million in 2016.
Negative net revenues of CHF 886 million in 2017 were driven by overall funding costs, valuation adjustments and exit costs, partially offset by revenues from our legacy cross-border and small markets businesses. Valuation adjustments in 2017 primarily reflected mark-to-market losses on our legacy investment banking portfolio. Provision for credit losses was CHF 32 million in 2017 compared to CHF 111 million in 2016. Total operating expenses were CHF 1,217 million in 2017, including CHF 796 million of general and administrative expenses, of which CHF 300 million were litigation provisions, and CHF 332 million of compensation and benefits.
In 2017, we reported adjusted total operating expenses of CHF 891 million, compared to CHF 1,563 million in 2016.
Divisional results
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Net revenues	(151)	(255)	(202)	(41)	(25)	(886)	(1,271)	(30)
of which from noncontrolling interests without significant economic interest	29	9	0	222	–	45	27	67
Provision for credit losses	3	(8)	28	–	(89)	32	111	(71)
Compensation and benefits	65	85	106	(24)	(39)	332	612	(46)
General and administrative expenses	209	216	2,554	(3)	(92)	796	3,590	(78)
of which litigation provisions	91	100	2,388	(9)	(96)	300	2,792	(89)
Commission expenses	9	9	4	0	125	32	54	(41)
Restructuring expenses	18	21	1	(14)	–	57	121	(53)
Total other operating expenses	236	246	2,559	(4)	(91)	885	3,765	(76)
Total operating expenses	301	331	2,665	(9)	(89)	1,217	4,377	(72)
of which from noncontrolling interests without significant economic interest	2	2	2	0	0	10	23	(57)
Loss before taxes	(455)	(578)	(2,895)	(21)	(84)	(2,135)	(5,759)	(63)
of which from noncontrolling interests without significant economic interest	27	7	(2)	286	–	35	4	–
Number of employees (full-time equivalents)
Number of employees	1,530	1,640	1,830	(7)	(16)	1,530	1,830	(16)

Capital and leverage metrics
As of the end of 4Q17, we reported risk-weighted assets of USD 34.4 billion, a decrease of USD 2.6 billion and USD 10.0 billion compared to the end of 3Q17 and 4Q16, respectively. Leverage exposure was USD 61.3 billion as of the end of 4Q17, reflecting a decrease of USD 6.2 billion and USD 42.1 billion compared to the end of 3Q17 and 4Q16, respectively. These reductions reflected a broad range of transactions executed in 4Q17, including the restructuring of life finance and emerging market exposures, real estate exits, and full exit of legacy leverage finance capital markets portfolio.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Net revenue detail (CHF million)
Restructuring of select onshore businesses	0	(1)	9	100	(100)	31	154	(80)
Legacy cross-border and small markets businesses	24	26	41	(8)	(41)	121	194	(38)
Legacy asset management positions	(12)	(85)	(34)	(86)	(65)	(79)	(90)	(12)
Legacy investment banking portfolio	(121)	(115)	(154)	5	(21)	(697)	(1,253)	(44)
Legacy funding costs	(90)	(90)	(69)	0	30	(337)	(315)	7
Other	19	1	5	–	280	30	12	150
Noncontrolling interests without significant economic interest	29	9	0	222	–	45	27	67
Net revenues	(151)	(255)	(202)	(41)	(25)	(886)	(1,271)	(30)
Balance sheet statistics (CHF million)
Total assets	45,629	49,409	80,297	(8)	(43)	45,629	80,297	(43)
Risk-weighted assets	33,613	35,842	45,441	(6)	(26)	33,613	45,441	(26)
Risk-weighted assets (USD)	34,401	37,042	44,425	(7)	(23)	34,401	44,425	(23)
Leverage exposure	59,934	65,385	105,768	(8)	(43)	59,934	105,768	(43)
Leverage exposure (USD)	61,339	67,574	103,402	(9)	(41)	61,339	103,402	(41)
Reconciliation of adjusted results
	Strategic Resolution Unit
in	4Q17	3Q17	4Q16	2017	2016
Adjusted results (CHF million)
Net revenues	(151)	(255)	(202)	(886)	(1,271)
Real estate gains	0	0	(4)	0	(4)
(Gains)/losses on business sales	0	0	2	(38)	6
Adjusted net revenues	(151)	(255)	(204)	(924)	(1,269)
Provision for credit losses	3	(8)	28	32	111
Total operating expenses	301	331	2,665	1,217	4,377
Restructuring expenses	(18)	(21)	(1)	(57)	(121)
Major litigation provisions	(90)	(88)	(2,375)	(269)	(2,693)
Adjusted total operating expenses	193	222	289	891	1,563
Loss before taxes	(455)	(578)	(2,895)	(2,135)	(5,759)
Total adjustments	108	109	2,374	288	2,816
Adjusted loss before taxes	(347)	(469)	(521)	(1,847)	(2,943)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results
Net revenues
We reported negative net revenues of CHF 151 million in 4Q17 compared to negative net revenues of CHF 255 million in 3Q17 and CHF 202 million in 4Q16. Compared to 3Q17, the improvement was primarily driven by exit-related gains of CHF 51 million from the sale and restructuring of loan portfolios and real estate exposures, partially offset by higher negative valuation adjustments. In 4Q17 net revenues included CHF 29 million attributable to noncontrolling interests without significant economic interest arising from the consolidation of certain private equity funds.
Compared to 4Q16, the improvement was driven by lower overall funding costs and exit-related gains from the sale and restructuring of loan portfolios, partially offset by a reduction in fee-based revenues as a result of accelerated business exits and negative valuation adjustments in 4Q17.
Provision for credit losses
In 4Q17, we recorded a provision for credit losses of CHF 3 million compared to a release of provision for credit losses of CHF 8 million in 3Q17 and a provision for credit losses of CHF 28 million in 4Q16. The provision for credit losses in 4Q16 was primarily related to ship finance transactions.
Total operating expenses
Total operating expenses of CHF 301 million decreased CHF 30 million compared to 3Q17, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 65 million decreased 24% primarily as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business. General and administrative expenses of CHF 209 million decreased 3%, including lower litigation provisions mainly in connection with mortgage-related matters. Total operating expenses in 4Q17 included costs of CHF 38 million to meet requirements related to the settlements with US authorities regarding US cross-border matters, some of which relates to the work performed by the DFS monitor. Adjusted total operating expenses of CHF 193 million decreased 13% compared to 3Q17.
Compared to 4Q16, total operating expenses decreased CHF 2,364 million, due to lower general and administrative expenses and lower compensation and benefits. General and administrative expenses decreased 92%, including significantly lower litigation provisions, a decrease of CHF 2,297 million as 4Q16 included significant litigation provisions of CHF 2,388 million, primarily related to the RMBS settlements. Compensation and benefits decreased 39%, primarily as a result of various cost reduction initiatives, including the impact of the transfer of our US private banking business. Adjusted total operating expenses decreased 33% compared to 4Q16.

Corporate Center
In 4Q17, we recorded a loss before taxes of CHF 265 million compared to a loss of CHF 127 million in 3Q17 and a loss of CHF 278 million in 4Q16. In 2017, we recorded a loss before taxes of CHF 736 million compared to a loss of CHF 687 million in 2016.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Since 2Q17, treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center.
Other revenues include required elimination adjustments associated with trading in own shares and, beginning in 3Q17, include the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets.
Compensation and benefits mainly reflect fair value adjustments on certain deferred compensation plans not allocated to the segments and certain deferred compensation retention awards intended to support the restructuring of the Group relating to Global Markets and Investment Banking & Capital Markets, predominantly through the end of 2017, and to Asia Pacific predominantly through the end of 2018.
4Q17 results
In 4Q17, we recorded a loss before taxes of CHF 265 million compared to CHF 127 million in 3Q17. The increased loss before taxes in 4Q17 was primarily driven by higher general and administrative expenses, partially offset by movements in treasury results.
In 4Q17, general and administrative expenses increased 398% compared to 3Q17, primarily reflecting a CHF 127 million impact from the settlement with the DFS relating to certain areas of our foreign exchange trading business and the impact from a provision for indirect taxes.
In 4Q17, treasury results of CHF 72 million reflected revenues with respect to structured notes volatility of CHF 237 million, compared to CHF 150 million in 3Q17, partially offset by negative revenues of CHF 104 million relating to hedging volatility and CHF 51 million relating to funding activities. The 4Q17 and 3Q17 structured notes volatility was substantially comprised of the positive impact of an enhancement to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes that were previously recorded in accumulated other comprehensive income and were transferred to net income. We are in the process of migrating our structured notes portfolio to a new target operating model that allows for a more granular and precise valuation of the individual notes. This migration became sufficiently advanced during 4Q17 and 3Q17 with respect to the rates sub-portfolio to allow for this change in estimate.
Corporate Center results
	in			% change		in		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Statements of operations (CHF million)
Treasury results	72	45	(75)	60	–	56	(160)	–
Other	(27)	(8)	59	238	–	29	231	(87)
Net revenues	45	37	(16)	22	–	85	71	20
Provision for credit losses	(3)	0	0	–	–	0	(1)	100
Compensation and benefits	84	103	122	(18)	(31)	394	277	42
General and administrative expenses	219	44	101	398	117	368	399	(8)
Commission expenses	8	8	32	0	(75)	45	76	(41)
Restructuring expenses	2	9	7	(78)	(71)	14	7	100
Total other operating expenses	229	61	140	275	64	427	482	(11)
Total operating expenses	313	164	262	91	19	821	759	8
Loss before taxes	(265)	(127)	(278)	109	(5)	(736)	(687)	7
Balance sheet statistics (CHF million)
Total assets	67,591	65,636	62,413	3	8	67,591	62,413	8
Risk-weighted assets [1]	23,849	20,718	17,338	15	38	23,849	17,338	38
Leverage exposure [1]	67,034	63,467	59,374	6	13	67,034	59,374	13
1 Disclosed on a look-through basis.

2017 results
In 2017, we recorded a loss before taxes of CHF 736 million compared to a loss of CHF 687 million in 2016, primarily driven by higher total operating expenses, partially offset by an increase in net revenues, primarily related to treasury results.
Total operating expenses increased 8% primarily reflecting a 42% increase in compensation and benefits, partially offset by an 8% decrease in general and administrative expenses. The increase in compensation and benefits mainly reflected higher deferred compensation expenses from prior year awards. The decrease in general and administrative expenses was mainly due to lower expenses related to the evolution of the legal entity structure, partially offset by the settlement with the DFS relating to certain areas of our foreign exchange trading business and the impact from a provision for indirect taxes.
Treasury results of CHF 56 million in 2017 reflected revenues with respect to structured notes volatility of CHF 503 million, compared to losses of CHF 175 million in 2016, partially offset by negative revenues of CHF 257 million relating to funding activities, CHF 118 million relating to hedging volatility and CHF 74 million relating to fair-valued money market instruments. The 2017 structured notes volatility was predominately comprised of the positive impact of the enhancements in 3Q17 and 4Q17 to the valuation methodology relating to the instrument-specific credit risk on fair value option elected structured notes.
Capital metrics
As previously announced, following discussions with FINMA during 2017, we updated our loss history and implemented a revised methodology for the measurement of our risk-weighted assets relating to operational risk, primarily in respect of our RMBS settlements, which resulted in an increase of CHF 3.8 billion. This increase was partially offset by CHF 1.3 billion of movements in risk levels, primarily in credit risk.
Expense allocation to divisions
	in / end of			% change		in / end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY	2017	2016	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	660	671	719	(2)	(8)	2,683	2,571	4
General and administrative expenses	851	603	771	41	10	2,642	2,978	(11)
Commission expenses	8	8	32	0	(75)	45	76	(41)
Restructuring expenses	73	26	24	181	204	158	166	(5)
Total other operating expenses	932	637	827	46	13	2,845	3,220	(12)
Total operating expenses before allocation to divisions	1,592	1,308	1,546	22	3	5,528	5,791	(5)
Net allocation to divisions	1,279	1,144	1,284	12	0	4,707	5,032	(6)
of which Swiss Universal Bank	261	254	279	3	(6)	1,010	1,021	(1)
of which International Wealth Management	243	192	210	27	16	816	789	3
of which Asia Pacific	185	183	161	1	15	738	669	10
of which Global Markets	418	374	444	12	(6)	1,524	1,732	(12)
of which Investment Banking & Capital Markets	93	71	72	31	29	320	279	15
of which Strategic Resolution Unit	79	70	118	13	(33)	299	542	(45)
Total operating expenses	313	164	262	91	19	821	759	8
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Assets under management
As of the end of 4Q17, assets under management were CHF 1,376.1 billion, 2.3% higher compared to the end of 3Q17 and 10.0% higher compared to the end of 4Q16. Net new assets were CHF 3.1 billion in 4Q17 and CHF 37.8 billion in 2017.
Assets under management
			end of		% change
	4Q17	3Q17	4Q16	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	208.3	206.1	192.2	1.1	8.4
Swiss Universal Bank - Corporate & Institutional Clients	354.7	346.7	339.3	2.3	4.5
International Wealth Management - Private Banking	366.9	355.3	323.2	3.3	13.5
International Wealth Management - Asset Management	385.6	376.3	321.6	2.5	19.9
Asia Pacific - Private Banking	196.8	190.0	166.9	3.6	17.9
Strategic Resolution Unit	5.0	5.9	13.7	(15.3)	(63.5)
Assets managed across businesses [1]	(141.2)	(135.5)	(105.8)	4.2	33.5
Assets under management	1,376.1	1,344.8	1,251.1	2.3	10.0
of which discretionary assets	452.5	446.0	404.3	1.5	11.9
of which advisory assets	923.6	898.8	846.8	2.8	9.1
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
Net new assets
in	4Q17	3Q17	4Q16	2017	2016
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	0.0	1.0	(1.8)	4.7	0.1
Swiss Universal Bank – Corporate & Institutional Clients	(0.2)	(13.7)	0.8	(13.9)	2.5
International Wealth Managment – Private Banking	2.7	3.6	0.4	15.6	15.6
International Wealth Managment – Asset Management [1]	1.4	1.1	(4.4)	20.3	5.6
Asia Pacific – Private Banking	1.3	5.8	0.7	16.9	13.6
Strategic Resolution Unit	(0.5)	(0.5)	(2.9)	(2.5)	(8.5)
Assets managed across businesses [2]	(1.6)	0.9	0.5	(3.3)	(2.1)
Net new assets	3.1	(1.8)	(6.7)	37.8	26.8
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
4Q17 results
As of the end of 4Q17, assets under management of CHF 1,376.1 billion increased CHF 31.3 billion compared to the end of 3Q17. The increase was mainly driven by favorable market and foreign exchange-related movements and net new assets of CHF 3.1 billion.
Net new assets of CHF 3.1 billion in 4Q17 primarily reflected net new assets in the Private Banking business of International Wealth Management, mainly reflecting inflows from Europe, net new assets in the Asset Management business of International Wealth Management, primarily reflecting inflows from traditional investments and net new assets in the Private Banking business of Asia Pacific, primarily reflecting inflows from South East Asia.
2017 results
As of the end of 2017, assets under management were CHF 1,376.1 billion, an increase of CHF 125.0 billion compared to the end of 2016. The increase was mainly driven by favorable market movements and net new assets of CHF 37.8 billion.
Net new assets of CHF 37.8 billion mainly reflected net new assets in the Asset Management business of International Wealth Management, primarily reflecting inflows from traditional and alternative investments and from emerging market joint ventures, net new assets in the Private Banking business of Asia Pacific, reflecting inflows primarily from Greater China, South East Asia, Japan and Australia and net new assets in the Private Banking business of International Wealth Management, reflecting solid inflows from emerging markets and Europe. These inflows were partially offset by net asset outflows in the Corporate & Institutional Clients business of Swiss Universal Bank primarily due to redemptions of CHF 13.3 billion from a single public sector mandate in 3Q17.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.

Additional financial metrics
Balance sheet
As of the end of 4Q17, total assets of CHF 796.3 billion increased 1% compared to 3Q17, reflecting the foreign exchange translation impact and an increase in operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 2.7 billion.
Range of reasonably possible losses related to certain legal proceedings
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.3 billion as of the end of 4Q17.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity decreased from CHF 43.9 billion as of the end of 3Q17 to CHF 41.9 billion as of the end of 4Q17. Total shareholders’ equity was negatively impacted by a net loss attributable to shareholders and by losses on fair value elected liabilities relating to credit risk, partially offset by an actuarial gain from the annual re-assessment of the Group’s defined benefit pension plan assets and liabilities, an increase in the share-based compensation obligation and foreign exchange-related movements on cumulative translation adjustments.
Liquidity coverage ratio
Our average liquidity coverage ratio was 185% for 4Q17. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
Capital metrics
The CET1 ratio was 13.5% as of the end of 4Q17 compared to 14.0% as of the end of 3Q17, reflecting lower CET1 capital and higher risk-weighted assets. Credit Suisse’s tier 1 ratio was 18.9% as of the end of 4Q17 compared to 19.4% as of the end of 3Q17. The total capital ratio was 20.8% as of the end of 4Q17 compared to 21.5% as of the end of 3Q17.
CET1 capital was CHF 36.7 billion as of the end of 4Q17 compared to CHF 37.3 billion as of the end of 3Q17, mainly reflecting a net loss attributable to shareholders, driven by the re-assessment impact on deferred tax assets resulting from the US tax reform. The decrease was partially offset by the regulatory adjustment of deferred tax assets, primarily resulting from the US tax reform.
Total eligible capital was CHF 56.7 billion as of the end of 4Q17 compared to CHF 57.2 billion as of the end of 3Q17, primarily reflecting decreases in CET1 capital and tier 2 capital.
Risk-weighted assets increased 2% to CHF 272.8 billion as of the end of 4Q17 compared to CHF 266.6 billion as of the end of 3Q17, mainly driven by methodology and policy changes, reflecting the updated loss history and the revised methodology for the measurement of our risk-weighted assets relating to operational risk, primarily in respect of our RMBS settlements, which resulted in an increase of CHF 3.8 billion in 4Q17, and a positive foreign exchange impact. These movements were partially offset by decreases in risk levels and model and parameter updates.
As of the end of 4Q17, the look-through CET1 ratio was 12.8% compared to 13.2% as of the end of 3Q17, reflecting higher risk-weighted assets, mainly resulting from the updated loss history and the revised methodology relating to operational risk.
Leverage metrics
The BIS tier 1 leverage ratio was 5.6% as of the end of 4Q17, with a BIS CET1 component of 4.0%. On a look-through basis, the BIS tier 1 leverage ratio was 5.2% as of the end of 4Q17, with a BIS CET1 component of 3.8%.
The look-through leverage exposure was CHF 916.5 billion as of the end of 4Q17 compared to CHF 909.0 billion as of the end of 3Q17.
BIS capital and leverage metrics
	Phase-in			Look-through
end of	4Q17	3Q17	4Q16	4Q17	3Q17	4Q16
Capital metrics (%, except where indicated)
Risk-weighted assets (CHF billion)	272.8	266.6	271.4	271.7	265.0	268.0
CET1 ratio	13.5	14.0	13.5	12.8	13.2	11.5
Tier 1 ratio	18.9	19.4	18.0	17.4	17.8	15.6
Total capital ratio	20.8	21.5	20.5	18.9	19.4	17.4
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	919.1	912.0	957.1	916.5	909.0	950.8
CET1 leverage ratio	4.0	4.1	3.8	3.8	3.8	3.2
Tier 1 leverage ratio	5.6	5.7	5.1	5.2	5.2	4.4
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 2017 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements) (in each case, subject to certain phase-in periods). As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. Our related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements and Swiss Requirements. Phase-in reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports and to be updated in the Group’s Annual Report on Form 20-F that is scheduled to be released on March 23, 2018. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Core Results by business activity
in	4Q17								3Q17	4Q16
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	726	923	391		–	–	–	2,040	1,997	2,039
of which net interest income	428	380	147		–	–	–	955	932	940
of which recurring	208	308	100		–	–	–	616	602	577
of which transaction-based	89	235	144		–	–	–	468	463	450
Provision for credit losses	10	14	7		–	–	–	31	11	25
Total operating expenses	504	673	271		–	–	–	1,448	1,388	1,519
Income before taxes	212	236	113		–	–	–	561	598	495
Related to corporate & institutional banking
Net revenues	592	–	–		–	–	–	592	592	650
of which net interest income	301	–	–		–	–	–	301	303	324
of which recurring	159	–	–		–	–	–	159	149	162
of which transaction-based	146	–	–		–	–	–	146	161	177
Provision for credit losses	5	–	–		–	–	–	5	5	24
Total operating expenses	366	–	–		–	–	–	366	367	417
Income before taxes	221	–	–		–	–	–	221	220	209
Related to investment banking
Net revenues	–	–	494		1,163	565	–	2,222	2,209	2,329
of which fixed income sales and trading	–	–	23		547	–	–	570	778	598
of which equity sales and trading	–	–	236		378	–	–	614	645	787
of which underwriting and advisory	–	–	235	[1]	314	568	–	1,117	866	1,024
Provision for credit losses	–	–	0		8	(1)	–	7	24	(2)
Total operating expenses	–	–	431		1,350	459	–	2,240	2,001	2,168
Income/(loss) before taxes	–	–	63		(195)	107	–	(25)	184	163
Related to asset management
Net revenues	–	441	–		–	–	–	441	392	381
Total operating expenses	–	337	–		–	–	–	337	289	278
Income before taxes	–	104	–		–	–	–	104	103	103
Related to corporate center
Net revenues	–	–	–		–	–	45	45	37	(16)
Provision for credit losses	–	–	–		–	–	(3)	(3)	0	0
Total operating expenses	–	–	–		–	–	313	313	164	262
Loss before taxes	–	–	–		–	–	(265)	(265)	(127)	(278)
Total
Net revenues	1,318	1,364	885		1,163	565	45	5,340	5,227	5,383
Provision for credit losses	15	14	7		8	(1)	(3)	40	40	47
Total operating expenses	870	1,010	702		1,350	459	313	4,704	4,209	4,644
Income/(loss) before taxes	433	340	176		(195)	107	(265)	596	978	692
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Core Results by business activity (continued)
in	2017								2016
	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	Core Results	Core Results
Related to private banking (CHF million)
Net revenues	2,897	3,603	1,607		–	–	–	8,107	8,003
of which net interest income	1,670	1,449	620		–	–	–	3,739	3,571
of which recurring	812	1,200	381		–	–	–	2,393	2,232
of which transaction-based	413	953	606		–	–	–	1,972	1,801
Provision for credit losses	42	27	4		–	–	–	73	91
Total operating expenses	2,054	2,552	1,062		–	–	–	5,668	5,615
Income before taxes	801	1,024	541		–	–	–	2,366	2,297
Related to corporate & institutional banking
Net revenues	2,499	–	–		–	–	–	2,499	2,501
of which net interest income	1,226	–	–		–	–	–	1,226	1,223
of which recurring	634	–	–		–	–	–	634	626
of which transaction-based	694	–	–		–	–	–	694	702
Provision for credit losses	33	–	–		–	–	–	33	40
Total operating expenses	1,502	–	–		–	–	–	1,502	1,531
Income before taxes	964	–	–		–	–	–	964	930
Related to investment banking
Net revenues	–	–	1,897		5,551	2,139	–	9,587	9,692
of which fixed income sales and trading	–	–	262		2,922	–	–	3,184	3,130
of which equity sales and trading	–	–	920		1,750	–	–	2,670	3,319
of which underwriting and advisory	–	–	715	[1]	1,115	2,186	–	4,016	3,582
Provision for credit losses	–	–	11		31	30	–	72	11
Total operating expenses	–	–	1,698		5,070	1,740	–	8,508	9,008
Income before taxes	–	–	188		450	369	–	1,007	673
Related to asset management
Net revenues	–	1,508	–		–	–	–	1,508	1,327
Total operating expenses	–	1,181	–		–	–	–	1,181	1,047
Income before taxes	–	327	–		–	–	–	327	280
Related to corporate center
Net revenues	–	–	–		–	–	85	85	71
Provision for credit losses	–	–	–		–	–	0	0	(1)
Total operating expenses	–	–	–		–	–	821	821	759
Loss before taxes	–	–	–		–	–	(736)	(736)	(687)
Total
Net revenues	5,396	5,111	3,504		5,551	2,139	85	21,786	21,594
Provision for credit losses	75	27	15		31	30	0	178	141
Total operating expenses	3,556	3,733	2,760		5,070	1,740	821	17,680	17,960
Income/(loss) before taxes	1,765	1,351	729		450	369	(736)	3,928	3,493
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q17	3Q17	4Q16	QoQ	4Q17	3Q17	4Q16	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,711	37,331	36,576	(2)	34,824	34,860	30,783	0
Tier 1 capital	51,482	51,848	48,865	(1)	47,262	47,210	41,879	0
Total eligible capital	56,696	57,208	55,728	(1)	51,389	51,322	46,758	0
Risk-weighted assets	272,815	266,588	271,372	2	271,680	265,012	268,045	3
Capital ratios (%)
CET1 ratio	13.5	14.0	13.5	–	12.8	13.2	11.5	–
Tier 1 ratio	18.9	19.4	18.0	–	17.4	17.8	15.6	–
Total capital ratio	20.8	21.5	20.5	–	18.9	19.4	17.4	–
Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	4Q17		3Q17	4Q16	QoQ	4Q17	3Q17	4Q16	QoQ
Eligible capital (CHF million)
Total shareholders' equity	41,902		43,858	41,897	(4)	41,902	43,858	41,897	(4)
Regulatory adjustments [1]	(576)		(597)	(694)	(4)	(576)	(597)	(694)	(4)
Adjustments subject to phase-in	(4,615)	[2]	(5,930)	(4,627)	(22)	(6,502)	(8,401)	(10,420)	(23)
CET1 capital	36,711		37,331	36,576	(2)	34,824	34,860	30,783	0
Additional tier 1 instruments	12,438	[3]	12,350	11,096	1	12,438	12,350	11,096	1
Additional tier 1 instruments subject to phase-out [4]	2,778		2,704	2,899	3	–	–	–	–
Deductions from additional tier 1 capital	(445)	[5]	(537)	(1,706)	(17)	–	–	–	–
Additional tier 1 capital	14,771		14,517	12,289	2	12,438	12,350	11,096	1
Tier 1 capital	51,482		51,848	48,865	(1)	47,262	47,210	41,879	0
Tier 2 instruments	4,127	[6]	4,112	4,879	0	4,127	4,112	4,879	0
Tier 2 instruments subject to phase-out	1,138		1,295	2,083	(12)	–	–	–	–
Deductions from tier 2 capital	(51)		(47)	(99)	9	–	–	–	–
Tier 2 capital	5,214		5,360	6,863	(3)	4,127	4,112	4,879	0
Total eligible capital	56,696		57,208	55,728	(1)	51,389	51,322	46,758	0
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

Capital movement – Group
4Q17	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	37,331		34,860
Net loss attributable to shareholders	(2,126)		(2,126)
Foreign exchange impact [1]	148		127
Regulatory adjustment of deferred tax assets [2]	1,413		1,942
Other	(55)	[3]	21
Balance at end of period	36,711		34,824
Additional tier 1 capital (CHF million)
Balance at beginning of period	14,517		12,350
Foreign exchange impact	110		90
Other	144	[4]	(2)
Balance at end of period	14,771		12,438
Tier 2 capital (CHF million)
Balance at beginning of period	5,360		4,112
Foreign exchange impact	71		58
Other	(217)	[5]	(43)
Balance at end of period	5,214		4,127
Eligible capital (CHF million)
Balance at end of period	56,696		51,389
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Primarily reflects the impact of the re-assessment of deferred tax assets resulting from the US tax reform.
3
Includes the net effect of share-based compensation and pensions, a change in other regulatory adjustments (e.g., the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk) and the impact of a dividend accrual.

4
Includes the impact of the net regulatory impact of gains/(losses) on fair-valued financial liabilities due to changes in own credit risk, which will be deducted from CET1 once Basel III is fully implemented and the prescribed amortization of issuance fees as instruments move closer to their maturity date.

5 Primarily reflects the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Group
4Q17 (CHF million)
Credit risk	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Risk-weighted assets – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment	–	–	–	–	–	–	(1,135)	(1,135)
Risk-weighted assets – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680
4Q16 (CHF million)
Credit risk	52,713	21,737	19,961	29,565	15,280	22,214	20,599	182,069
Market risk	888	992	8,808	8,755	172	3,567	66	23,248
Operational risk	12,068	12,523	5,836	13,393	2,575	19,660	0	66,055
Risk-weighted assets – phase-in	65,669	35,252	34,605	51,713	18,027	45,441	20,665	271,372
Look-through adjustment	–	–	–	–	–	–	(3,327)	(3,327)
Risk-weighted assets – look-through	65,669	35,252	34,605	51,713	18,027	45,441	17,338	268,045

Risk-weighted asset movement by risk type – Group
4Q17 (CHF million)	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Corporate Center	Total
Credit risk
Balance at beginning of period	51,785	23,366	20,031	33,472	16,840	14,201	16,640	176,335
Foreign exchange impact	145	224	189	295	234	104	76	1,267
Movements in risk levels	234	1,093	233	267	155	(2,085)	(1,747)	(1,850)
Model and parameter updates [1]	158	109	(29)	(43)	(50)	(169)	(9)	(33)
Methodology and policy changes [2]	454	(151)	86	194	183	27	0	793
Balance at end of period – phase-in	52,776	24,641	20,510	34,185	17,362	12,078	14,960	176,512
Market risk
Balance at beginning of period	675	1,337	5,370	9,182	71	1,981	464	19,080
Foreign exchange impact	8	19	70	83	1	23	2	206
Movements in risk levels	48	(609)	(546)	2,231	46	(231)	494	1,433
Model and parameter updates [1]	(7)	223	(161)	(388)	(3)	(51)	(39)	(426)
Methodology and policy changes [2]	13	131	395	226	6	153	73	997
Balance at end of period – phase-in	737	1,101	5,128	11,334	121	1,875	994	21,290
Operational risk
Balance at beginning of period	12,059	12,514	5,836	13,339	2,575	19,660	5,190	71,173
Methodology and policy changes [2]	0	0	0	0	0	0	3,840	3,840
Balance at end of period – phase-in	12,059	12,514	5,836	13,339	2,575	19,660	9,030	75,013
Total
Balance at beginning of period	64,519	37,217	31,237	55,993	19,486	35,842	22,294	266,588
Foreign exchange impact	153	243	259	378	235	127	78	1,473
Movements in risk levels	282	484	(313)	2,498	201	(2,316)	(1,253)	(417)
Model and parameter updates [1]	151	332	(190)	(431)	(53)	(220)	(48)	(459)
Methodology and policy changes [2]	467	(20)	481	420	189	180	3,913	5,630
Balance at end of period – phase-in	65,572	38,256	31,474	58,858	20,058	33,613	24,984	272,815
Look-through adjustment [3]	–	–	–	–	–	–	(1,135)	(1,135)
Balance at end of period – look-through	65,572	38,256	31,474	58,858	20,058	33,613	23,849	271,680
1 Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated.
2 Represents externally prescribed regulatory changes impacting how exposures are treated.
3
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q17	3Q17	4Q16	QoQ	4Q17	3Q17	4Q16	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,711	37,331	36,576	(2)	34,824	34,860	30,783	0
Tier 1 capital	51,482	51,848	48,865	(1)	47,262	47,210	41,879	0
Leverage exposure	919,053	911,989	957,067	1	916,525	908,967	950,763	1
Leverage ratios (%)
CET1 leverage ratio	4.0	4.1	3.8	–	3.8	3.8	3.2	–
Tier 1 leverage ratio	5.6	5.7	5.1	–	5.2	5.2	4.4	–

Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q17	3Q17	4Q16	QoQ	4Q17	3Q17	4Q16	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,567	37,178	36,417	(2)	34,665	34,705	30,616	0
Going concern capital	53,131	53,640	52,392	(1)	47,102	47,055	42,410	0
Gone concern capital	35,712	34,040	26,783	5	35,226	33,535	26,340	5
Total loss-absorbing capacity (TLAC)	88,843	87,680	79,175	1	82,328	80,590	68,750	2
Swiss risk-weighted assets	273,436	267,184	272,090	2	272,265	265,607	268,762	3
Swiss capital ratios (%)
Swiss CET1 ratio	13.4	13.9	13.4	–	12.7	13.1	11.4	–
Going concern capital ratio	19.4	20.1	19.3	–	17.3	17.7	15.8	–
Gone concern capital ratio	13.1	12.7	9.8	–	12.9	12.6	9.8	–
TLAC ratio	32.5	32.8	29.1	–	30.2	30.3	25.6	–
Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	4Q17	3Q17	4Q16	QoQ	4Q17	3Q17	4Q16	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,711	37,331	36,576	(2)	34,824	34,860	30,783	0
Swiss regulatory adjustments [1]	(144)	(153)	(159)	(6)	(159)	(155)	(167)	3
Swiss CET1 capital	36,567	37,178	36,417	(2)	34,665	34,705	30,616	0
Additional tier 1 high-trigger capital instruments	7,574	7,505	6,000	1	7,574	7,505	6,000	1
Grandfathered capital instruments	8,990	8,957	9,975	0	4,863	4,845	5,794	0
of which additional tier 1 low-trigger capital instruments	4,863	4,845	5,096	0	4,863	4,845	5,096	0
of which tier 2 high-trigger capital instruments	0	0	698	–	0	0	698	–
of which tier 2 low-trigger capital instruments	4,127	4,112	4,181	0	–	–	–	–
Swiss additional tier 1 capital	16,564	16,462	15,975	1	12,437	12,350	11,794	1
Going concern capital	53,131	53,640	52,392	(1)	47,102	47,055	42,410	0
Bail-in debt instruments	31,099	29,423	22,159	6	31,099	29,423	22,159	6
Additional tier 1 instruments subject to phase-out	2,778	2,704	2,899	3	–	–	–	–
Tier 2 instruments subject to phase-out	1,138	1,295	2,083	(12)	–	–	–	–
Tier 2 amortization component	1,193	1,202	1,448	(1)	–	–	–	–
Tier 2 low-trigger capital instruments	–	–	–	–	4,127	4,112	4,181	0
Deductions	(496)	(584)	(1,806)	(15)	–	–	–	–
Gone concern capital	35,712	34,040	26,783	5	35,226	33,535	26,340	5
Total loss-absorbing capacity	88,843	87,680	79,175	1	82,328	80,590	68,750	2
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	272,815	266,588	271,372	2	271,680	265,012	268,045	3
Swiss regulatory adjustments [2]	621	596	718	4	585	595	717	(2)
Swiss risk-weighted assets	273,436	267,184	272,090	2	272,265	265,607	268,762	3
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q17	3Q17	4Q16	QoQ	4Q17	3Q17	4Q16	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,567	37,178	36,417	(2)	34,665	34,705	30,616	0
Going concern capital	53,131	53,640	52,392	(1)	47,102	47,055	42,410	0
Gone concern capital	35,712	34,040	26,783	5	35,226	33,535	26,340	5
Total loss-absorbing capacity	88,843	87,680	79,175	1	82,328	80,590	68,750	2
Leverage exposure	919,053	911,989	957,067	1	916,525	908,967	950,763	1
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	4.1	3.8	–	3.8	3.8	3.2	–
Going concern leverage ratio	5.8	5.9	5.5	–	5.1	5.2	4.5	–
Gone concern leverage ratio	3.9	3.7	2.8	–	3.8	3.7	2.8	–
TLAC leverage ratio	9.7	9.6	8.3	–	9.0	8.9	7.2	–
Rounding differences may occur.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	16	21	7	3	12	–	[1]	29
End of period	15	19	5	1	10	(22)		28
3Q17
Average	14	18	6	3	9	(25)		25
Minimum	11	16	4	2	8	–	[1]	21
Maximum	17	20	9	6	12	–	[1]	31
End of period	13	17	6	2	10	(25)		23
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	4	1	10	–	[1]	24
Maximum	19	24	9	3	16	–	[1]	31
End of period	15	21	7	1	13	(28)		29
Risk management VaR (USD million)
4Q17
Average	14	19	5	2	10	(24)		26
Minimum	12	17	4	1	8	–	[1]	22
Maximum	17	21	7	3	12	–	[1]	30
End of period	15	19	5	1	10	(21)		29
3Q17
Average	14	19	7	3	10	(27)		26
Minimum	11	17	4	2	8	–	[1]	22
Maximum	18	21	9	7	12	–	[1]	33
End of period	13	17	6	2	10	(24)		24
4Q16
Average	13	23	6	2	13	(30)		27
Minimum	10	21	3	1	10	–	[1]	23
Maximum	19	24	9	3	17	–	[1]	32
End of period	15	21	6	1	13	(28)		28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q17	3Q17	4Q16	2017	2016
Consolidated statements of operations (CHF million)
Interest and dividend income	4,140	4,273	3,810	17,057	17,374
Interest expense	(2,575)	(2,651)	(2,188)	(10,500)	(9,812)
Net interest income	1,565	1,622	1,622	6,557	7,562
Commissions and fees	3,104	2,762	2,941	11,817	11,092
Trading revenues	186	320	258	1,317	313
Other revenues	334	268	360	1,209	1,356
Net revenues	5,189	4,972	5,181	20,900	20,323
Provision for credit losses	43	32	75	210	252
Compensation and benefits	2,526	2,451	2,682	10,177	10,572
General and administrative expenses	1,977	1,630	4,184	6,835	9,770
Commission expenses	365	347	394	1,430	1,455
Restructuring expenses	137	112	49	455	540
Total other operating expenses	2,479	2,089	4,627	8,720	11,765
Total operating expenses	5,005	4,540	7,309	18,897	22,337
Income/(loss) before taxes	141	400	(2,203)	1,793	(2,266)
Income tax expense	2,234	153	414	2,741	441
Net income/(loss)	(2,093)	247	(2,617)	(948)	(2,707)
Net income attributable to noncontrolling interests	33	3	2	35	3
Net income/(loss) attributable to shareholders	(2,126)	244	(2,619)	(983)	(2,710)
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.83)	0.10	(1.20)	(0.41)	(1.27)
Diluted earnings/(loss) per share	(0.83)	0.09	(1.20)	(0.41)	(1.27)

Consolidated balance sheets
end of	4Q17	3Q17	4Q16
Assets (CHF million)
Cash and due from banks	109,815	105,779	121,161
Interest-bearing deposits with banks	726	684	772
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	115,346	140,041	134,839
Securities received as collateral, at fair value	38,074	35,901	32,564
Trading assets, at fair value	156,334	142,379	165,150
Investment securities	2,191	2,704	2,489
Other investments	5,964	6,173	6,777
Net loans	279,149	275,853	275,976
Premises and equipment	4,686	4,591	4,711
Goodwill	4,742	4,715	4,913
Other intangible assets	223	219	213
Brokerage receivables	46,968	35,525	33,431
Other assets	32,071	34,126	36,865
Total assets	796,289	788,690	819,861
Liabilities and equity (CHF million)
Due to banks	15,413	17,497	22,800
Customer deposits	361,162	354,386	355,833
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	26,496	33,146	33,016
Obligation to return securities received as collateral, at fair value	38,074	35,901	32,564
Trading liabilities, at fair value	39,119	43,920	44,930
Short-term borrowings	25,889	16,227	15,385
Long-term debt	173,032	180,294	193,315
Brokerage payables	43,303	32,416	39,852
Other liabilities	31,612	30,822	39,855
Total liabilities	754,100	744,609	777,550
Common shares	102	102	84
Additional paid-in capital	35,668	35,527	32,131
Retained earnings	24,973	27,099	25,954
Treasury shares, at cost	(103)	(17)	0
Accumulated other comprehensive income/(loss)	(18,738)	(18,853)	(16,272)
Total shareholders' equity	41,902	43,858	41,897
Noncontrolling interests	287	223	414
Total equity	42,189	44,081	42,311

Total liabilities and equity	796,289	788,690	819,861

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
4Q17 (CHF million)
Balance at beginning of period	102	35,527		27,099	(17)	(18,853)	43,858	223	44,081
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(82)	(82)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	11	11
Net income/(loss)	–	–		(2,126)	–	–	(2,126)	33	(2,093)
Total other comprehensive income/(loss), net of tax	–	–		–	–	115	115	2	117
Sale of treasury shares	–	4		–	2,893	–	2,897	–	2,897
Repurchase of treasury shares	–	–		–	(2,993)	–	(2,993)	–	(2,993)
Share-based compensation, net of tax	–	224		–	14	–	238	–	238
Financial instruments indexed to own shares [3]	–	(87)		–	–	–	(87)	–	(87)
Dividends paid	–	–		–	–	–	–	(1)	(1)
Changes in scope of consolidation, net	–	–		–	–	–	–	101	101
Balance at end of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
2017 (CHF million)
Balance at beginning of period	84	32,131		25,954	0	(16,272)	41,897	414	42,311
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(163)	(163)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	65	65
Net income/(loss)	–	–		(983)	–	–	(983)	35	(948)
Cumulative effect of accounting changes, net of tax	–	–		2	–	–	2	–	2
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,466)	(2,466)	(7)	(2,473)
Issuance of common shares	18	5,195		–	–	–	5,213	–	5,213
Sale of treasury shares	–	1		–	12,033	–	12,034	–	12,034
Repurchase of treasury shares	–	–		–	(12,757)	–	(12,757)	–	(12,757)
Share-based compensation, net of tax	–	36		–	621	–	657	–	657
Financial instruments indexed to own shares [3]	–	19		–	–	–	19	–	19
Dividends paid	–	(1,546)	[4]	–	–	–	(1,546)	(4)	(1,550)
Changes in scope of consolidation, net	–	–		–	–	–	–	(41)	(41)
Other	–	(168)		–	–	–	(168)	(12)	(180)
Balance at end of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of reserves from capital contributions.

Earnings per share
in	4Q17	3Q17	4Q16	2017	2016
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(2,126)	244	(2,619)	(983)	(2,710)
Available for common shares	(2,126)	244	(2,619)	(983)	(2,713)
Available for unvested share-based payment awards	0	0	0	0	3
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for diluted earnings per share	(2,126)	244	(2,619)	(983)	(2,710)
Available for common shares	(2,126)	244	(2,619)	(983)	(2,713)
Available for unvested share-based payment awards	0	0	0	0	3
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	2,565.7	2,565.5	2,190.4	2,413.8	2,136.8
Dilutive share options and warrants	0.0	1.8	0.0	0.0	0.0
Dilutive share awards	0.0	58.8	0.0	0.0	0.0
Weighted-average shares outstanding for diluted earnings per share available for common shares [1,2]	2,565.7	2,626.1	2,190.4	2,413.8	2,136.8
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	0.1	0.1	0.1	0.1	3.0
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.83)	0.10	(1.20)	(0.41)	(1.27)
Diluted earnings/(loss) per share available for common shares	(0.83)	0.09	(1.20)	(0.41)	(1.27)
Prior periods have been adjusted to reflect the increase in the number of shares outstanding as a result of the discount element in the 2017 rights issue and scrip dividend, as required under US GAAP.
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 10.4 million, 10.7 million, 12.1 million, 9.8 million and 11.3 million for 4Q17, 3Q17, 4Q16, 2017 and 2016, respectively.

2
Due to the net losses in 4Q17, 4Q16, 2017 and 2016, 1.9 million, 3.7 million, 2.9 million and 3.2 million of weighted-average share options and warrants outstanding and 76.6 million, 68.8 million, 57.7 million and 54.6 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q17	3Q17	4Q16	2017	2016
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	(2)	13	(3)	59	60
International Wealth Management	11	16	16	70	54
Asia Pacific	23	10	19	63	53
Global Markets	71	27	15	150	217
Investment Banking & Capital Markets	14	16	(6)	42	28
Strategic Resolution Unit	18	21	1	57	121
Corporate Center	2	9	7	14	7
Total restructuring expenses	137	112	49	455	540
in	4Q17	3Q17	4Q16	2017	2016
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	65	99	30	343	385
of which severance expenses	47	59	37	192	218
of which accelerated deferred compensation	32	28	(1)	102	140
of which pension expenses	(14)	12	(6)	49	27
General and administrative-related expenses	72	13	19	112	155
Total restructuring expenses	137	112	49	455	540
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of the leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity, and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.